Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-131886

PROSPECTUS SUPPLEMENT	March 1, 2006

( To Prospectus dated February 15, 2006)

7,000,000 Shares

Energy Conversion Devices, Inc.

Common Stock

We are offering 6,616,928 shares and the selling stockholders are offering 383,072 shares of our common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Our common stock is quoted on The Nasdaq National Market under the symbol “ENER.” On March 1, 2006, the last reported sales price of our common stock on The Nasdaq National Market was $49.26 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “ Risk factors” beginning on page S-13 of this prospectus supplement.

Neither the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$49.00	$343,000,000
Underwriting discounts and commissions	$ 2.45	$ 17,150,000
Proceeds, before expenses, to us	$46.55	$308,017,998
Proceeds, before expenses, to the selling stockholders	$46.55	$ 17,832,002

The underwriters may also purchase up to an additional 1,050,000 shares of our common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement. If the underwriters exercise this option in full, the total underwriting discounts and commissions payable by us will be $18.8 million, and our total proceeds, before expenses, will be $356.9 million.

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about March 7, 2006.

Sole Book-Running Manager

UBS Investment Bank

Cowen & Company	First Albany Capital	Piper Jaffray
Jefferies & Company		Merriman Curhan Ford & Co.
Tejas Securities Group, Inc.

Energy Conversion Devices, Inc.

ECD OVONICS®

UNI-SOLAR®
United Solar Ovonic

Solar Roofing Products

Photos Courtesy of *Muskegon Chronicle*

COBASYS

Nickel Metal Hydride Batteries

OVONYX

Ovonic Universal Memory

ovonics@work®

You should rely only on the information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. We are not, and the underwriters are not, offering to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate as of any date after their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Ovonic®, Ovonic™, Uni-Solar®, NiMHax©, NiCom©, NiGuard© and NiGen© are trademarks, copyrights and service marks of Energy Conversion Devices, Inc. and its affiliated companies. Each of the other trademarks, trade names or service marks appearing in this prospectus supplement belongs to its respective holder.

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About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to this “prospectus,” we are referring to both parts combined.

If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the shares being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying prospectus as well as additional information described under “Where you can find more information” in the accompanying prospectus before investing in our common stock.

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Prospectus supplement summary

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all the information that you should consider before making an investment decision. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the “Risk factors” section, the financial data and the financial statements and other information incorporated by reference.

Unless the context otherwise requires, throughout this prospectus supplement the words “ECD,” “we,” “us” and “our” refer to Energy Conversion Devices, Inc. and its consolidated subsidiaries.

OUR COMPANY

We are a leading developer of alternative energy and information products based on amorphous and disordered materials that have unique chemical, electrical, mechanical or optical properties. Our extensive patent portfolio, including patents assigned to one of our joint venture partners, consists of approximately 300 U.S. patents and 500 foreign counterparts in the areas of materials, products and manufacturing technology. We currently derive or expect to derive revenues and earnings from:

➢	the manufacture and sale of products that we have developed using our proprietary materials and technology;

➢	royalties paid by third parties under license agreements to use materials and technologies that we have developed; and

➢	our joint ventures that manufacture and sell products or license technologies that we have developed in partnership with other companies.

Our common stock is quoted on The Nasdaq National Market under the symbol ENER. Our equity market capitalization was $1.5 billion as of March 1, 2006.

OUR PRINCIPAL BUSINESS ACTIVITIES

We have focused our management and financial resources on three product areas that we believe have the greatest commercial potential: thin-film solar cells, nickel metal hydride batteries and phase-change memory.

Thin-Film Solar Cells

Overview.    Through our wholly-owned subsidiary, United Solar Ovonic, we design, manufacture and sell photovoltaic products, commonly referred to as solar cells or solar modules. Solar cells provide clean, renewable energy by converting sunlight into electricity. Conventional solar cells are made of crystalline or polycrystalline silicon and are covered by glass enclosed in a metal frame. This results in products that are heavy, rigid, fragile and unattractive. Our solar cells are made of amorphous silicon deposited as a thin film on a sheet of stainless steel. Our approach results in solar cells that are lightweight, thin, flexible and durable and that can be integrated directly with roofing materials for a seamless appearance. We are the only large-scale manufacturer selling flexible, thin-film amorphous silicon solar cells commercially today.

Our solar cells are used by a wide range of businesses, institutions and homeowners to generate electric power. We sell our products globally under the Uni-Solar® brand to commercial roofing manufacturers, builders and building contractors, and solar power installers/integrators, including Solar Integrated Technologies Inc., ThyssenKrupp Hoesch Bausysteme GmbH, alwitra Flachdach Systeme GmbH, Actus Lend Lease (a subsidiary of Lend Lease Corp. Ltd), Kalzip (a subsidiary of Corus Group plc), Biohaus PV Handels GmbH, Sunset Energietechnik GmbH and Uni-metal S.p.A. Our sales of solar cells and related products were $20.8 million and $65.5 million for the three and twelve months ended December 31, 2005, respectively.

Our solar modules are manufactured at our facilities in Auburn Hills, Michigan and Tijuana, Mexico, and we are currently constructing another manufacturing facility in Auburn Hills, Michigan that will allow us to double our production capacity. We expect to start production at this new facility in the fall of 2006. We do not currently have enough production capacity to meet customer demand for our solar products, and we do not expect to have sufficient production capacity when our new manufacturing facility in Michigan becomes operational. As a result, we are planning to further expand our manufacturing capability with the proceeds from this offering, including the construction of an additional manufacturing facility with the capacity to produce approximately 50 megawatts of solar modules per year. We are also seeking strategic partners to help us address certain international markets. Our long-term plan is to increase our annual manufacturing capacity for solar modules to 300 megawatts by 2010.

Competitive Strengths.    Conventional glass-based crystalline and polycrystalline solar cells currently represent over 90% of the solar modules sold globally. We believe our products have several competitive strengths compared to these products, including:

➢	Greater Electricity Generation per Rated Power Output. Solar cells are typically priced by their rated power output measured in watts and most solar cell manufacturers sell their products for a similar price per watt. Rated power output is measured under ideal conditions and solar cells usually produce less power than their rated output when they are installed because of environmental conditions, including the ambient temperature and intensity of sunlight. Studies have shown that our solar cells produce up to 20% more kilowatt hours of electricity per rated kilowatt of power output than other similarly priced, commercially available conventional solar cells. Higher kilowatt-hours per rated kilowatt of output increases our customers’ return on investment, which we believe will result in greater demand for our products relative to conventional crystalline products over time.

➢	No Use of Crystalline or Polycrystalline Silicon Wafers which are in Short Supply. Conventional solar cells are made with crystalline or polycrystalline silicon wafers. These wafers are made from polysilicon and are also used to produce semiconductor chips. Increasing demand for consumer electronics, computers and solar modules during 2005 led to a significant increase in the price of polysilicon. From December 2004 to December 2005, the average price of polysilicon increased from $32 per kilogram to $75 per kilogram and several polysilicon manufacturers have reported that their capacity is sold out for the next two to three years. Our production process predominantly uses silane gas, which is widely available, to deposit a thin film of amorphous silicon on a sheet of stainless steel. The average price of silane gas has remained relatively stable for the past several years. We believe that our use of silane gas as opposed to polysilicon will allow us to control our material costs and deliver our product more reliably than our competitors who manufacture conventional solar cells.

➢	Lower Cost of Production. The crystalline or polycrystalline silicon wafers used in conventional solar cells can be as thick as 200 micrometers and require complex manufacturing processes to produce. The thin film of amorphous silicon used in our solar cells is less than 0.5 micrometers thick and we deposit this film in a highly automated roll-to-roll manufacturing process. We believe our significantly lower material usage and automated manufacturing process will allow us to achieve higher gross margins for our products than manufacturers of conventional solar cells due to a lower cost of production.

➢	Simpler, Lower Cost Installation. Conventional solar cells require a support structure on the roof where the module is attached. Conventional solar cells also often require that the roof onto which they are mounted be reinforced to support their weight. Constructing a support structure and reinforcing a roof can add significant cost to the installation of a conventional solar module. Our products can be bonded to the roof directly and their light weight eliminates the need for reinforcement, which significantly reduces the cost to install them. For example, one of our products is delivered in tubular rolls with an adhesive backing. The product is bonded to the roof simply by removing the release paper and unrolling the product over the roofing surface.

➢	Greater Durability. Our solar cells are more durable than conventional, glass-based solar cells. They can be rolled for shipping and dropped without risk of destroying the product.

➢	Better Aesthetics. Unlike conventional solar cells, our products do not require a metal frame and can be integrated directly with roofing materials to create a seamless appearance. We have also developed a line of solar roofing products, including solar shingles that look similar to and replace traditional roofing materials. We believe the better aesthetics of our solar cells increases their appeal to end-users.

➢	More Applications. Our solar cells are flexible and can be integrated with curved surfaces where conventional solar cells cannot be used. The flexibility of our products enables the use of solar power in architectural, aerospace and military applications where it could not historically be used. For example, we are currently working with the Air Force Research Laboratory to develop solar cells that can be used on the surface of a high altitude airship to provide electric power for the craft. Our solar cells are also radiation tolerant, an important characteristic for certain space and military applications. Conventional solar cells are inflexible, heavier, more fragile and degrade when exposed to certain types of radiation.

➢	Greater Opportunity to Reduce Product Cost and Increase Profitability with Higher Production Volumes. Polysilicon represents a significant portion of the total cost of materials used to make conventional solar cells. Stainless steel and plastic films represent the majority of the total cost of materials used to make our solar cells. We believe that, as our production of solar cells increases, we will have opportunities to significantly reduce our cost to purchase these common materials. For example, we currently purchase stainless steel from offshore manufacturers whose price to us includes the cost of certain U.S. anti-dumping tariffs. In the future, we plan to source stainless steel from U.S. manufacturers, which we believe will reduce our costs and improve our profitability.

Market Opportunity.    Solar power technology has been used to generate electricity in space applications for several decades and in commercial terrestrial applications over the last 30 years. Higher global energy prices and the desire for energy security are accelerating the adoption of solar power. The United States federal government and some foreign and state governments have also implemented various tax credits and other incentives designed to encourage the use of solar power. The worldwide solar power market grew to an estimated 1.1 gigawatts in 2005, representing a compounded annual growth rate of over 30% since 2000, according to SolarBuzz, an international solar energy research and consulting company. Total sales of solar power systems were estimated to be $8.2 billion in 2005 and are forecast to grow to $18.6 billion by 2010, according to SolarBuzz.

Solar power systems convert sunlight directly into electricity. These systems are used for industrial, commercial and residential applications and for customers who either have access to or are remote from the electric utility grid. The market for “on-grid” applications, where solar power is used to supplement a customer’s electricity purchased from the utility network, represents the largest and fastest growing segment of the market. Worldwide installations of solar power systems are expected to grow at a compounded annual growth rate of 24% from 1.1 gigawatts in 2005 to 3.2 gigawatts by 2010, led by on-grid shipments, according to SolarBuzz.

“Off-grid” markets, where access to utility networks is not economical or physically feasible, and consumer markets both offer additional opportunities for solar technology. Off-grid industrial applications include road signs, highway call boxes and communications support along remote pipelines and telecommunications equipment, as well as rural residential applications.

Nickel Metal Hydride Batteries

Overview.    We developed and patented rechargeable nickel metal hydride, or NiMH, batteries. NiMH batteries produce superior power for their weight and volume and have a longer cycle life compared to conventional lead-acid and nickel-cadmium batteries. In addition, NiMH batteries are maintenance free, have no memory effect and do not contain cadmium or lead, both environmentally hazardous substances.

Lithium-Ion, or Li-Ion, batteries compete with NiMH batteries in applications for consumer electronic devices. We believe NiMH technology has numerous advantages over Li-Ion technology, such as lower cost, higher power, greater safety and improved durability and abuse tolerance. While Li-Ion batteries are used in many laptop computers and cell phones, NiMH batteries are favored by manufacturers of mass-market consumer products incorporating rechargeable batteries where cost is a factor or the application requires high power levels. NiMH batteries are also the technology of choice for manufacturers of hybrid electric vehicles, referred to as HEVs or hybrids, where safety and durability are extremely important.

We conduct our NiMH battery business through licensing arrangements with battery manufacturers and through our Cobasys LLC joint venture with Chevron Corporation.

We have licensed our NiMH battery technology to every major NiMH battery manufacturer, principally for consumer applications. We also have licensed our NiMH battery technology for certain transportation applications prior to the formation of our Cobasys joint venture. We recorded $3.5 million in royalties from our NiMH battery licensees for the 12 months ended December 31, 2005.

Our Cobasys joint venture designs, manufactures and sells high-power commercial NiMH battery systems for hybrid electric vehicles and stationary power applications. HEVs have both an internal combustion engine and an electric motor. The engine in an HEV is powered by conventional fuels such as gasoline or diesel fuel and the electric motor is powered by energy stored in batteries. Depending on the size of the battery pack and driving conditions, the vehicle can be propelled by the engine or by the electric motor. HEVs have the advantages of significantly lower emissions and greater fuel economy than vehicles powered by internal combustion engines. The battery system is a critical component of any HEV. Manufacturers of HEVs pay between $2,000 and $20,000 for the battery packs in their vehicles depending on their size and complexity. Stationary power provides an uninterruptible power supply for a variety of applications, including telecommunications, medical and financial institutions.

Cobasys’ products are marketed under the NiMHax©, NiCom©, NiGuard© and NiGen© brand names. These products are manufactured in a 170,000 square foot facility in Springboro, Ohio. The facility is ISO/TS 16949 certified, an essential qualification to supply the automotive and other industries, and TL 9000 certified, a prerequisite to supply the telecommunications industry. Following certain additional capital investments, we expect this facility will be capable of producing over two million battery modules annually.

Competitive Strengths.    We believe our NiMH battery business has the following competitive strengths:

➢	Only Independent Supplier of Prismatic Hybrid Vehicle Batteries. There are currently three suppliers of HEV batteries in the world: Panasonic EV Energy Company, or PEVE, Sanyo Electric Co. Ltd. and

Cobasys. Cobasys is currently the only U.S. manufacturer of NiMH batteries for hybrid vehicles and stationary power applications and was recently awarded the production contract for General Motors Corporation’s first hybrid, the Saturn VUE. PEVE is a subsidiary of Toyota Motor Corporation and currently manufactures NiMH batteries for Toyota’s HEVs and the Honda Civic Hybrid. Sanyo, a Japanese company, currently manufactures NiMH batteries for the Ford Escape, the Honda Accord and Mercury Mariner HEVs under a royalty-bearing license from ECD. The batteries that Sanyo produces are cylindrical, while all other batteries used in current production HEVs are prismatic, or rectangular, because of the higher power generation associated with this battery configuration. We have not licensed Sanyo to sell or manufacture prismatic batteries.

➢	Royalty-bearing License Agreements with Major NiMH Battery Suppliers. We or Cobasys have the right under certain license agreements to receive royalties on the sale of NiMH batteries produced by other manufacturers. In most cases, whether or not we receive a royalty depends on the region in which the product is manufactured and sold. For example, Sanyo pays ECD a royalty on every NiMH battery it sells worldwide and Cobasys is entitled to receive royalties on PEVE’s North American sales of NiMH batteries for transportation applications through 2014. We believe that the license agreements we and Cobasys have with our competitors will allow us to benefit from increasing production of HEVs even if Cobasys does not supply the battery.

➢	Integrated “Plug and Play” System Offering for High-Power Applications. Cobasys provides fully integrated battery systems, including battery modules, packaging, wiring and thermal management, as well as other features. We believe Cobasys’ ability to provide a complete solution is attractive to hybrid vehicle manufacturers and differentiates it from competitors that do not provide fully-integrated battery systems.

Market Opportunity.    JD Power & Associates, a global marketing information firm, estimates that 211,875 hybrid vehicles were sold in the United States in 2005 and forecasts that number will grow to 741,405 vehicles by 2010. Toyota produced approximately 120,000 HEVs in 2004 and recently announced plans to increase worldwide HEV production to 1,000,000 units by 2010. General Motors and Ford Motor Company have each announced plans to develop multiple new hybrid platforms. We believe Cobasys is well positioned to benefit from an increase in hybrid vehicle production because it is the only independent supplier in the United States, has an integrated-system offering that we believe is superior to some of its competitors and will receive royalties on PEVE’s North American battery sales through 2014.

Phase-Change Memory

Overview.    Electronic memory can be classified into two categories: volatile and non-volatile data storage. Volatile memory loses its stored data when the power is turned off. Examples of volatile memory include dynamic random access memory, or DRAM, and static random access memory, or SRAM. DRAM and SRAM are used to buffer data from a computer’s hard disk before it is used by the microprocessor. Non-volatile, or FLASH, memory retains its stored data when the power is turned off. FLASH memory is used, like a hard disk, to store information in a wide range of electronic devices, including MP3 players (such as iPODs™), mobile phones, personal digital assistants, digital cameras, home videogame consoles and smart cards.

We own 39.5% of the common stock of Ovonyx, Inc. Intel Capital, a subsidiary of Intel Corporation, Tyler Lowrey, the former chief technology officer of Micron Technology, Inc., and other investors own the balance of Ovonyx’ common stock. Ovonyx is developing a new type of non-volatile memory, invented by ECD, that improves on the performance of conventional FLASH memory. We refer to this memory as Ovonic Universal Memory, or OUM. OUM is also referred to in the semiconductor industry as phase-change memory, or PRAM.

Competitive Strengths.    We believe OUM has several advantages over FLASH memory, including:

➢	Significantly Faster Write Time. FLASH memory writes data in blocks similar to sectors on a hard disk. As a result, storing information requires copying, erasing and rewriting an entire block. Like DRAM, OUM is able to write data to an individual cell in one bit increments which results in a significantly faster write time than FLASH memory. OUM has achieved write times approximately 100 times faster than FLASH memory and five times faster than DRAM. Memory write time is important for all storage devices because it impacts how long the user needs to wait to store data. Memory write time is particularly important to wireless device manufacturers. These manufacturers often need to incorporate a DRAM chip into their designs to buffer the transfer of data to FLASH memory because of its relatively slow write time. The addition of a DRAM chip increases the cost, size and weight of a wireless device. We believe OUM’s faster write time eliminates the need for a DRAM chip in such applications.

➢	Greater Scalability. Scalability is a measure of how small an electronic component can be made without compromising functionality. Memory scalability is determined by cell size, with each cell storing one bit of data. Smaller cells enable smaller electronic devices and reduce the cost of memory because less material is required for the chip. Over the past 15 years, there has been a steady decrease in the average cell size of FLASH memory. However, many major memory suppliers believe it will become increasingly difficult to continue to reduce cell size as FLASH memory approaches fundamental physical limits. OUM operates on different physical principles than FLASH memory and, as a result, does not have the same fundamental limitations on scalability. We believe OUM can be made substantially smaller than FLASH memory, which should enable smaller, lower-cost electronic devices than can be produced currently using FLASH memory.

➢	Lower power utilization. OUM operates on less electrical power than FLASH memory. Lower power requirements result in longer battery life for products that use OUM compared to products that use FLASH.

➢	Longer life. FLASH memory has a finite life that is referred to as cycle life, or the number of read/write operations before failure. FLASH memory has a life of approximately one million cycles. OUM has been tested to a life of one billion cycles, or approximately one thousand times longer. OUM’s longer cycle life means that data can be stored reliably for a longer period of time than FLASH.

➢	Compatibility with Existing Manufacturing Processes. OUM chips are manufactured using the same process and equipment currently used to produce FLASH memory. As result, we believe memory suppliers should not need to make significant capital investments to begin producing OUM chips.

Market Opportunity.    Ovonyx’ strategy for OUM is to target the replacement of FLASH memory in products such as cell phones, digital cameras, personal digital assistants and microcontrollers that currently require both DRAM and FLASH memory chips. According to the Semiconductor Industry Association 2005-2008 Forecast, worldwide sales of FLASH memory were $18 billion in 2005 and are forecast to grow to $21 billion in 2006. Intel Corporation, Samsung Electronics Co., Ltd., STMicroelectronics N.V., BAE Systems plc and Nanochip, Inc. have entered into agreements with Ovonyx to produce OUM products under royalty-bearing licenses. The agreements provide for royalties to be paid to Ovonyx based on the selling price of all OUM chips sold by each manufacturer. Each agreement further provides for a most-favored licensee provision under which all licensees are entitled to the best licensing rate offered by Ovonyx. BAE Systems, the first Ovonyx licensee to offer OUM products for sale, is planning to sell OUM chips for use in certain radiation-hardened space and military applications. Ovonyx is also a party to a license and development agreement with Elpida Memory, Inc., a joint venture between NEC Corporation and Hitachi Corporation, under which Ovonyx is supporting Elpida’s program to commercialize OUM phase-change memory products.

OUR OTHER ACTIVITIES

Ovonic Metal Hydride Fuel Cell Technology.    A fuel cell combines hydrogen with oxygen to produce electricity without combustion. We are developing our non-noble metal fuel cell technology for commercial use in a full range of stationary, portable power and transportation applications.

Ovonic Solid Hydrogen Storage Systems Technology.    We are developing a practical approach to store hydrogen in a solid metal matrix at low practical pressures using a family of new efficient metal hydrides based upon atomically engineered materials. We plan to develop solid hydrogen storage systems for commercial use in stationary, portable power and transportation applications.

Production Technology and Machine-Building Division.    This division has extensive experience in designing and building proprietary automated production equipment.

Ovonic Cognitive Computer Technology.    We are developing a multifunctional approach to computing which incorporates nanostructural materials deposited as a thin film used to make devices which, when fully developed, are expected to have the capability to execute ordinary arithmetic and logic operations as well as advanced functions such as nonbinary processing, higher mathematics, pattern recognition and encryption in a densely interconnected and parallel fashion.

We are seeking opportunities for strategic partnerships, joint ventures, government contracts and other alternatives to provide additional financing to continue and expand our other business activities. For additional information on our other business activities, please refer to our annual report on Form 10-K for the year ended June 30, 2005, as amended, and our quarterly report on Form 10-Q for the quarter ended December 31, 2005.

OUR FINANCIAL REPORTING

Our historical consolidated financial statements include:

➢	100% of the revenues, earnings and losses of United Solar Ovonic, our thin-film solar cell business;

➢	100% of the royalties, material sales and related expenses of our consumer NiMH battery business, as well as royalties from certain license agreements related to high-power batteries for transportation applications that were entered into prior to the formation of Cobasys, including our license agreement with Sanyo;

➢	None of the revenues, earnings or losses of our Cobasys joint venture; and

➢	None of the revenues or operating earnings or losses of Ovonyx. We recognize our share of Ovonyx’ losses up to our cash investment in Ovonyx as other expense.

We account for our 50% interest in Cobasys and our 39.5% interest in Ovonyx under the equity method of accounting. We have not reported any earnings or losses from Cobasys because our only contribution to Cobasys has been technology. We have contributed both technology and cash to Ovonyx, and have reported losses up to our cash investment in Ovonyx. Our interests in Cobasys and Ovonyx are carried at zero value on our balance sheet, other than with respect to the cash portion of our investment in Ovonyx. We do not guarantee any Cobasys or Ovonyx obligations. We will continue to carry our investment in Cobasys and Ovonyx at zero value on our balance sheet until they become profitable on a sustained basis or we make additional cash investments in the companies, at which time we will begin recording our proportionate share of their earnings and losses.

We report the results of our operations through three segments: United Solar Ovonic Segment, ECD Segment and Ovonic Battery Segment. Our United Solar Ovonic Segment includes the financial results of our thin-film solar cells business on a consolidated basis. Our ECD Segment includes the financial results of our early stage businesses, including hydrogen technology, fuel cell technology and other information technology businesses, such as the Ovonic cognitive computer technology business. Our ECD Segment will also reflect, in the future, our 39.5% share of the results of Ovonyx when it becomes profitable on a sustained basis or we make additional cash investments in the company. Our Ovonic Battery Segment includes the financial results of our NiMH battery licensing business and will, in the future, reflect our 50% share of the results of Cobasys when it becomes profitable on a sustained basis or we make cash investments in the company.

OUR CORPORATE INFORMATION

We incorporated in the State of Delaware in 1964. Our principal executive offices are located at 2956 Waterview Drive, Rochester Hills, Michigan 48309. Our telephone number is (248) 293-0440. We maintain an Internet website at www.ovonic.com. We have not incorporated by reference into this prospectus supplement the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus supplement or the accompanying prospectus.

The offering

Common stock we are offering	6,616,928 shares

Common stock offered by the selling stockholders	383,072 shares

Total	7,000,000 shares

Common stock to be outstanding after this offering	37,880,075 shares

Dividend policy	We have not paid any cash dividends in the past and do not expect to pay any in the foreseeable future. See “Price range of common stock and dividend policy.”

Use of proceeds

We estimate that the net proceeds to us from this offering after expenses will be approximately $307.8 million, or approximately $356.7 million if the underwriters exercise their over-allotment option in full. We will not receive any proceeds from the sale of the shares offered by the selling stockholders. We intend to use in the near term approximately $150 million of the net proceeds from this offering to expand our solar module production capacity through the construction of an additional 50 megawatt manufacturing facility. We intend to use the balance of the net proceeds from this offering for future capacity expansion in our thin-film solar cells business and for other general corporate purposes. See “Use of proceeds.”

Nasdaq National Market symbol	ENER

The number of shares of common stock outstanding immediately after the closing of this offering is based on 30,880,075 shares of our common stock outstanding as of January 31, 2006 and the 383,072 shares of common stock to be sold in this offering by the selling stockholders, which will be issued upon the exercise of stock options outstanding as of that date. The shares of common stock to be sold by the selling stockholders include 218,572 shares being sold by our company’s founders primarily for estate planning purposes and to permit diversification of their personal assets. See “Selling stockholders.” The number of shares of our common stock outstanding immediately after this offering excludes:

➢	1,605,325 shares of our common stock issuable upon the exercise of stock options outstanding as of January 31, 2006 under our stock option plans at a weighted average exercise price of $18.89 per share;

➢	974,460 shares of our common stock available for future issuance under our stock option plans following the closing of this offering (based on options outstanding as of January 31, 2006); and

➢	400,000 shares of our common stock reserved for issuance as of January 31, 2006 upon the exercise of outstanding stock purchase warrants at a weighted average exercise price of $22.93 per share.

Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase up to 1,050,000 additional shares of our common stock to cover over-allotments, if any.

Summary financial data

The following summary financial data should be read in conjunction with our audited and unaudited consolidated financial statements and accompanying “Management’s discussion and analysis of financial condition and results of operations” incorporated by reference in this prospectus supplement.

	Fiscal year ended June 30,			Six months ended December 31, (unaudited)
(in $000s, except per share amounts)	2003	2004	2005	2004	2005
Summary income statement data:
Revenues:
Product Sales	$22,260	$33,808	$51,944	$22,867	$40,948
Revenues from licenses and other agreements	3,444	125	80,784 (1)	80,008 (1)	496
Other revenues	39,320	32,323	23,842	14,891	6,088

Total Revenues	65,024	66,256	156,570	117,766	47,532

Expenses	95,659	114,792	113,187	55,863	61,379
Income (loss) from operations	(30,635)	(48,536)	43,383	61,903	(13,847)
Other income (expense)	(5,138)	(656)	6,904 (2)	6,178 (2)	1,332
Income taxes	—	—	825	1,025	—
Discontinued operations, net of tax	(2,641)	(2,230)	(1,393)	(837)	314
Extraordinary item, net of tax	—	—	2,263	2,266	—
Cumulative effect of change in accounting principle	2,216	—	—	—	—

Net income (loss)	$(36,198)	$(51,422)	$50,332	$68,485	$(12,201)

Basic net income (loss) per share	(1.65)	(2.15)	1.83	2.70	(.42)
Diluted net income (loss) per share	$(1.65)	$(2.15)	$1.70	$2.61	$(.42)

Summary business segment data:
Revenues:
United Solar Ovonic	$14,890	$36,959	$58,718	$28,582	$41,010
ECD	27,062	16,155	16,841	8,044	26,707
Ovonic Battery	28,671	15,230	88,557	82,149	4,547
Consolidating Entries	(5,599)	(2,088)	(7,546)	(1,009)	(24,732)

Total	$65,024	$66,256	$156,570	$117,766	$47,532

Income (loss) from operations:
United Solar Ovonic	$(6,355)	$(13,418)	$(3,240)	$(2,538)	$3,437
ECD	(20,745)	(22,877)	(22,282)	(9,802)	(14,197)
Ovonic Battery	(7,356)	(13,840)	68,358	73,606	(2,769)
Consolidating Entries	3,821	1,599	547	637	(318)

Total	$(30,635)	$(48,536)	$43,383	$61,903	$(13,847)

Other financial data:
Net cash provided by (used in) operations	$(22,882)	$(50,106)	$(16,864)	$5,437	$(12,130)
Capital expenditures	5,135	3,547	3,120	730	26,397

	As of December 31, 2005 (unaudited)
	Actual	As Adjusted(3)
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$66,955	$379,853
Total assets	201,262	514,160
Total liabilities	45,361	45,361
Stockholders’ equity	$155,901	$468,799

(1)	Includes $79,532,000 related to a one-time, non-cash license fee.
(2)	Includes an $8,000,000 one-time distribution from our Cobasys joint venture representing a partial reimbursement of legal expenses related to a settlement agreement entered into in July 2004 among ECD, Cobasys, Matsushita Electric Industrial Co., Ltd., Panasonic EV Energy Co., Ltd. and Toyota Motor Corporation.
(3)	As adjusted to give effect to (i) our receipt of the aggregate exercise price of approximately $5,121,640 pursuant to the exercise of stock options held by the selling stockholders in connection with this offering and (ii) the sale by us of 6,616,928 shares of our common stock at a price of $49.00 per share after deducting underwriting discounts and estimated expenses payable by us.

Risk factors

You should carefully consider the risk factors set forth below and all other information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference and the matters discussed under “Forward-looking statements” on page S-24 before making any decision regarding an investment in our common stock. If any of the events contemplated by the following risks actually occur, then our business, financial condition or results of operations could be materially adversely affected. As a result of these and other factors, the value of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We have a history of losses and our future profitability is uncertain.

Since our founding, we have incurred substantial net losses in connection with the research, development and commercialization of products based on our technologies and, at December 31, 2005, we had an accumulated deficit of approximately $297.4 million. Our ability to achieve profitability in the future years is uncertain and will depend largely on the successful commercialization of our products, as to which there can be no assurance. If we do not achieve or sustain profitability or otherwise meet the expectations of securities analysts or investors, the market price of our common stock may decline.

We expect that we will need to obtain significant additional financing to continue to operate our business, including significant capital expenditures to increase our production capacity, and financing may be unavailable or available only on disadvantageous terms.

We have in the past experienced substantial losses and negative cash flow from operations and have required significant financing, including equity financing and financing provided through capital and operating leases of facilities and equipment, in order to pursue the commercialization of products based on our technologies. We expect that we will continue to need significant financing to operate our business, including capital expenditures to increase our production capacity. There can be no assurance that such additional financing will be available or that the terms of such additional financing, if available, will be acceptable to us. Additional equity financing may result in substantial dilution to our stockholders, including purchasers of the common stock in this offering. If additional financing is not available or not available on terms acceptable to us, our ability to fund our operations, develop and expand our manufacturing operations and distribution network, maintain our research and development efforts or otherwise respond to competitive pressures may be significantly impaired.

Our revenues and profits are dependent upon licensing arrangements and joint ventures, and our licensees and joint venture partners may be unwilling or unable to devote their financial resources and manufacturing and marketing capabilities to commercialize products based on our technologies.

We have entered into licensing agreements and joint venture agreements with established industrial companies in order to develop and commercialize certain products based on our technologies. Any revenues or profits which may be derived by us from these licensing and joint venture agreements will be substantially dependent upon the willingness and ability of our licensees and joint venture partners to devote their financial resources and manufacturing and marketing capabilities to commercialize products based on our technologies. There can be no assurance that such financial resources will be available or that such commercialization will be successful. Our joint venture partners are not contractually obligated

Risk factors

to provide financing to support the continued operations of our joint ventures. Accordingly, there can be no assurance that our joint ventures will continue to operate. If our joint venture partners provide additional financing to our joint ventures, it may be on terms that result in a reduction in our ownership interest in the joint ventures or that otherwise reduce any profits we may realize from the joint ventures. If any of our joint ventures are terminated, there can be no assurance that we will be able to attract new joint venture partners to continue the activities of the terminated joint venture. If our licensees and joint venture partners are unwilling or unable to devote their financial resources and manufacturing and marketing capabilities to commercialize products based on our technologies, or if any of our joint ventures are terminated, we may not be able to realize revenues and profits based on our technologies and our business could be materially adversely affected.

Additional research and development efforts will be required before certain products based on our technologies can be manufactured and sold commercially, and there can be no assurance that such efforts will be successful.

Additional research and development efforts by us, our licensees or our joint ventures will be required before certain products based on our technologies may be manufactured and sold commercially. The commercialization of products based on our technologies depends upon consumer acceptance and the achievement and verification of the overall performance, cost, reliability, efficiency and safety of the products. There can be no assurance that such research and development efforts will be successful or that we, our licensees or our joint ventures will be able to develop commercial applications for our products and technologies. Further, the areas in which we are developing technologies and products are characterized by rapid and significant technological change. Rapid technological development may result in our products becoming obsolete or non-competitive. If future products based on our technologies cannot be developed so that they can be manufactured and sold commercially or our products become obsolete or non-competitive, we may be unable to recover investments we have made to develop our technologies and products and may be unable to achieve profitability. In addition, the commercialization schedule may be delayed if we, our licensees or our joint ventures experience delays in meeting development goals, if products based on our technologies exhibit technical defects, or if we, our licensees or our joint ventures are unable to meet cost or performance goals. In this event, potential purchasers of products based on our technologies may choose alternative technologies and any delays could allow potential competitors to gain market advantages.

It is uncertain that the market will accept our products once the technology has been developed and commercial-scale manufacturing has been achieved.

There can be no assurance that products based on our technologies will be perceived as being superior to existing products or new products being developed by competing companies or that such products will otherwise be accepted by consumers. The market prices for products based on our technologies may exceed the prices of competitive products based on existing technologies or new products based on technologies currently under development by competitors. There can be no assurance that the prices of products based on our technologies will be perceived by consumers as cost-effective or that the prices of such products will be competitive with existing products or with other new products or technologies. If consumers do not accept products based on our technologies, we may be unable to recover investments we have made to develop our technologies and products and may be unable to achieve profitability.

We and our joint ventures and licensees may not be able to manufacture products based on our technologies successfully on a commercial scale.

There can be no assurance that we and our joint ventures and licensees will be able to successfully manufacture products based on our technologies. In order to produce products on a commercial scale,

Risk factors

we and our joint ventures and licensees will be required to establish or significantly increase manufacturing capabilities currently being used to produce certain of our products. Although substantially all of our joint venture partners and licensees have experience in commercial-scale manufacturing, we have little such experience and there can be no assurance that we or our joint ventures and licensees will expand or establish manufacturing capabilities for manufacturing products beyond those presently in existence. If commercial-scale manufacturing of products based on our technologies is not achieved, we may be unable to recover investments we have made to develop our technologies and products and may be unable to achieve profitability.

We and our joint ventures and licensees may experience performance problems with key suppliers or subcontractors.

We and our joint ventures and licensees are highly dependent on the continued services of a limited number of key suppliers and subcontractors. The loss of any of these suppliers and subcontractors could have a material adverse effect on us and on our joint ventures and licensees. There can be no assurance that existing relationships with key suppliers and subcontractors will continue on acceptable terms and, if not continued, our business could be materially adversely affected.

Other companies, many of which have greater resources than we have, may develop competing products or technologies which cause products based on our technologies to become obsolete or non-competitive.

We and our joint ventures and licensees currently compete with firms, both domestic and foreign, that perform research and development, as well as firms that manufacture and sell products. In addition, we expect additional potential competitors to enter the markets for our products in the future. Some of these current and potential competitors are among the largest industrial companies in the world with longer operating histories, greater name recognition, access to larger customer bases, significantly more well-established business organizations and product lines and significantly greater resources and research and development staff and facilities. There can be no assurance that one or more such companies will not succeed in developing technologies or products that will become available for commercial sale prior to our products, that will have performance superior to products based on our technologies or that would otherwise render our products obsolete or non-competitive. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Our ability to succeed will be dependent upon our ability to successfully implement our business plan, as to which no assurance can be given.

Our ability to execute our business plan must be considered in light of the inherent risks, expenses and difficulties typically encountered by research and development companies, particularly companies with new and evolving technologies. Such unique difficulties include the costs and expense of our research and development efforts, the uncertainties associated with manufacturing products implementing new technologies and the uncertainties of market acceptance of our products. We do not know when or whether we, our licensees or our joint ventures will successfully complete research and development of other commercially viable products based on our technologies that are currently under development. If we, our licensees or our joint ventures are unable to develop additional commercially viable products based on our technologies, we may not be able to generate sufficient revenue to become profitable.

We receive a significant portion of our revenues from a small number of customers.

We historically have entered into agreements with a relatively small number of major customers throughout the world. Our largest five customers represented approximately 51% of our total revenue for the fiscal year ended June 30, 2005, excluding the recognition of one-time, non-cash license revenue

Risk factors

of approximately $79.5 million in our Ovonic Battery segment. Our revenues would decrease substantially if we were to lose any major customer.

Adverse business or financial conditions affecting the automotive industry may have a material adverse effect on our Cobasys joint venture and our NiMH battery business.

Cobasys, our joint venture with Chevron Corporation, designs, manufactures and sells high-power commercial NiMH batteries and systems for hybrid electric vehicles, or HEVs. The principal customers for the NiMH batteries and systems manufactured by Cobasys are the major domestic and international automotive manufacturers. Certain of these manufacturers have in recent years experienced static or reduced revenues, increased costs, loss of market share, labor issues and other business and financial challenges. Adverse business or financial conditions affecting individual automotive manufacturers or the automotive industry generally could have a material adverse effect on our Cobasys joint venture and our NiMH battery business. Automotive manufacturers may discontinue or delay their planned introduction of HEVs as a result of adverse changes in their financial condition or other factors. Automotive manufacturers may also seek alternative battery systems from other suppliers which may be more cost-effective or require fewer modifications in standard manufacturing processes than the battery systems manufactured by Cobasys. We or Cobasys may also experience delays or losses with respect to the collection of payments due from customers in the automotive industry experiencing financial difficulties.

Our government product development and research contracts may be terminated by unilateral government action, or we may be unsuccessful in obtaining new government contracts to replace those which have been terminated or completed.

We have several government product development and research contracts. Any revenues or profits which may be derived by us from these contracts will be substantially dependent upon the government agencies’ willingness to continue to devote their financial resources to our research and development efforts. There can be no assurance that such financial resources will be available or that such research and development efforts will be successful. Our government contracts may be terminated for the convenience of the government at any time, even if we have fully performed our obligations under the contracts. Upon a termination for convenience, we would generally only be entitled to recover certain eligible costs and expenses we had incurred prior to termination and would not be entitled to any other payments or damages. Therefore, if government product development and research contracts are terminated or completed and we are unsuccessful in obtaining replacement government contracts, our revenues and profits may decline and our business may be materially and adversely affected.

The reduction or elimination of government incentives related to solar power could cause our revenues to decline.

Today, the cost of solar power exceeds the cost of power furnished by the electric utility grid in many locations. As a result, federal, state and local government bodies in many countries, most notably Germany, Japan and the United States, have provided incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. Reductions in, or eliminations or expirations of, incentives related to solar power could result in decreased demand for our solar cell products and lower our revenue.

We may suffer the loss of key personnel or may be unable to attract and retain qualified personnel to maintain and expand our business.

Our success is highly dependent on the continued services of a limited number of skilled managers, scientists and technicians. The loss of any of these individuals could have a material adverse effect on us.

Risk factors

In addition, our success will depend upon, among other factors, the recruitment and retention of additional highly skilled and experienced management and technical personnel. There can be no assurance that we will be able to retain existing employees or to attract and retain additional personnel on acceptable terms given the competition for such personnel in industry, universities and non-profit research institutions.

We may become subject to legal or regulatory proceedings which may reach unfavorable resolutions.

We are involved in legal proceedings arising in the normal course of business. Due to the inherent uncertainties of legal proceedings, the outcome of any such proceeding could be unfavorable, and we may choose to make payments or enter into other arrangements, to settle such proceedings. Failure to settle such proceedings could require us to pay damages or other expenses, which could have a material adverse effect on our financial condition or results of operations. We have been subject to legal proceedings in the past involving the validity and enforceability of certain of our patents. While such patent-related legal proceedings have been resolved, such proceedings can require the expenditure of substantial management time and financial resources and can adversely affect our financial performance. There can be no assurance that we will not be a party to other legal proceedings in the future.

We are subject to a variety of federal, state and local laws, rules and regulations related to the discharge or disposal of toxic, volatile or other hazardous chemicals.

Although we believe that we are in material compliance with these laws, rules and regulations, the failure to comply with present or future regulations could result in fines being imposed on us, suspension of production or cessation of operations. Third parties may also have the right to sue to enforce compliance. Moreover, it is possible that increasingly strict requirements imposed by environmental laws and enforcement policies thereunder could require us to make significant capital expenditures.

The operation of a manufacturing plant entails the inherent risk of environmental damage or personal injury due to the handling of potentially harmful substances, and there can be no assurance that we will not incur material costs and liabilities in the future because of an accident or other event resulting in personal injury or unauthorized release of such substances to the environment. In addition, we generate hazardous materials and other wastes that are disposed of at various offsite facilities. We may be liable, irrespective of fault, for material cleanup costs or other liabilities incurred at these disposal facilities in the event of a release of hazardous substances by such facilities into the environment.

We are required to account for employee stock option plans using the fair value method, which may significantly increase our net loss and net loss per share.

The Financial Accounting Standards Board recently issued its Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (Statement 123(R)), which addresses the accounting for employee stock options. Statement 123(R) requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in financial statements based on the estimated fair value of the awards. We have implemented Statement 123(R) effective as of July 1, 2005. If we had historically accounted for stock-based compensation plans using the fair value method prescribed in Statement 123(R) in our 2005 fiscal year, which ended June 30, 2005, we would have recorded approximately $2.5 million in additional expenses, and our basic and diluted earnings per share would have decreased by $.09 per share. Our implementation of Statement 123(R) may cause us to recognized significant compensation expense when we issue additional stock options or make other equity compensation grants in the future. See Note A of Notes to Consolidated Financial Statements for the Three Years Ended June 30, 2005 included in our Annual Report on Form 10-K for the fiscal year

Risk factors

ended June 30, 2005, as amended, incorporated herein by reference for a more detailed presentation of our accounting for stock-based compensation.

We have disclosed a material weakness in our internal controls that, if not remedied, could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management is required to include in our Annual Report on Form 10-K a report that assesses the effectiveness of our internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act. Our Annual Report on Form 10-K is also required to include an attestation report of our independent registered public accounting firm on our management’s assessment of the effectiveness of our internal controls.

The management report on the effectiveness of our internal control over financial reporting included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2005, as amended, concluded that, as of that date, our internal control over financial reporting was not effective. Specifically, management identified a material weakness in internal control over financial reporting with respect to accounting for certain sale transactions resulting from a failure to ensure the correct application of SEC Staff Accounting Bulletin No. 104—Revenue Recognition when certain sale transactions were entered into with our international customers with shipping terms of Delivered Duty Paid. Management’s assessment that our company did not maintain effective internal control over financial reporting as of June 30, 2005 has been audited by Grant Thornton LLP, our independent registered public accounting firm, as stated in its report which is included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2005, as amended.

Our efforts to comply with Section 404 have resulted in, and are likely to continue to result in, significant costs, the commitment of time and operational resources and the diversion of management’s attention. If our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our independent auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on our management’s evaluation or on the effectiveness of our internal controls, our business may be harmed. Market perception of our financial condition and the trading price of our stock may also be adversely affected and customer perception of our business may suffer.

Our ability to use net operating loss and tax credit carryforwards to offset taxable income is currently subject to limitations and may become subject to additional limitations.

As of June 30, 2005, we had available approximately $228.1 million of net operating loss carryforwards and tax credit carryforwards for United States federal income tax purposes. Due to our history of losses and other uncertainties, a valuation reserve was provided in our June 30, 2005 financial statements to fully offset these deferred tax assets. Under Section 382 of the Internal Revenue Code of 1986, as amended, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses and tax credits to offset future taxable income. A corporation generally undergoes an “ownership change” if the percentage of stock of the corporation owned by one or more of its five percent or greater stockholders has increased by more than 50 percentage points over a three-year period. Our utilization of the net operating losses of our wholly-owned subsidiary, United Solar Ovonic, is currently limited pursuant to Section 382. If we undergo an ownership change in connection with or following this offering, our ability to utilize our deferred tax assets could be further limited under Section 382. It is impossible for us to ensure that we will not experience an ownership

Risk factors

change in the future because changes in our stock ownership, some of which are outside of our control, could result in an ownership change for purposes of Section 382. The imposition of limitations on our ability to use our deferred tax assets to offset future taxable income could be significant and thus our liability for future United States federal income taxes could be materially higher than that liability would have been absent such limitations. Similar rules may apply for foreign, state and local income tax purposes.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

Our success depends in part upon our ability to protect our intellectual property and our proprietary technology.

Our success depends in part on our ability to obtain and maintain intellectual property protection for products based on our technologies. Our policy is to seek to protect our products and technologies by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements. The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain our proprietary position for our technology will depend on our success in obtaining effective patent claims and enforcing those claims once granted. We do not know whether any of our patent applications will result in the issuance of any patents. Our issued patents and those that may issue in the future may be challenged, invalidated, rendered unenforceable or circumvented, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products and technologies. In addition, the rights granted under any issued patents may not provide us with competitive advantages against competitors with similar products or technologies. Furthermore, our competitors may independently develop similar technologies or duplicate technology developed by us in a manner that does not infringe our patents or other intellectual property. Because of the extensive time required for development and commercialization of products based on our technologies, it is possible that, before these products can be commercialized, any related patents may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of these patents and making it unlikely that we will be able to recover investments we have made to develop our technologies and products based on our technologies.

We rely on trade secrets and other confidential information to maintain our proprietary position.

In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we have entered into confidentiality agreements with our employees, agents and consultants upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees also provide that inventions conceived by the individual in the course of rendering services to us will be our exclusive property. Individuals with whom we have these agreements may not comply with their terms. In the event of the unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection for our trade secrets or other confidential information. To the extent that our employees or consultants use technology or know-how owned by others in their work for us, disputes may arise as to the rights in related inventions. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. The disclosure of our trade secrets would impair our competitive position and could have a material adverse effect on our operating results, financial condition and future growth prospects.

Risk factors

We may be involved in lawsuits to protect or enforce our patents, which could be expensive and time consuming.

Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file patent infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover its technology. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference proceedings brought by the United States Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and be a distraction to our management. We may not be able to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

We may not prevail in any litigation or interference proceeding in which we are involved. Even if we do prevail, these proceedings can be expensive and distract our management.

Third parties may own or control patents or patent applications that are infringed by our products or technologies.

Our success depends in part on avoiding the infringement of other parties’ patents and proprietary rights. In the United States and most other countries, patent applications are published 18 months after filing. As a result, there may be patents of which we are unaware, and avoiding patent infringement may be difficult. We may inadvertently infringe third-party patents or patent applications. These third parties could bring claims against us that, even if resolved in our favor, could cause us to incur substantial expenses and, if resolved against us, could additionally cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we and our joint venture partners and licensees could be forced to stop or delay research, development, manufacturing or sales of products based on our technologies in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. Such a license may not be available on acceptable terms, or at all, particularly if the third party is developing or marketing a product competitive with products based on our technologies. Even if we were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property.

We also may be required to pay substantial damages to the patent holder in the event of an infringement. Under some circumstances in the United States, these damages could be triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder.

Risk factors

Any successful infringement action brought against us may also adversely affect marketing of products based on our technologies in other markets not covered by the infringement action. Furthermore, we may suffer adverse consequences from a successful infringement action against us even if the action is subsequently reversed on appeal, nullified through another action or resolved by settlement with the patent holder. The damages or other remedies awarded, if any, may be significant. As a result, any infringement action against us would likely harm our competitive position, be costly and require significant time and attention of our key management and technical personnel.

RISKS RELATED TO THIS OFFERING

Our stock price has been subject to significant volatility and your investment could suffer a decline in value.

There has been a history of significant volatility in the market price of our common stock. We believe that many factors, including several which are beyond our control, have a significant effect on the market price of our common stock. These include:

➢	actual or anticipated changes in energy prices;

➢	actual or anticipated announcements of technological innovations;

➢	new commercial products;

➢	actual or anticipated changes in laws and governmental regulations;

➢	disputes relating to patents or proprietary rights;

➢	changes in business practices;

➢	developments relating to our efforts to obtain additional financing to fund our operations;

➢	announcements by us regarding transactions with potential strategic partners;

➢	changes in industry trends or conditions;

➢	our issuance of additional debt or equity securities; and

➢	sales of significant amounts of our common stock or other securities in the market.

In addition, the stock market in general, and The Nasdaq National Market in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, securities class action litigation has often been instituted following periods of volatility in the market price of a company’s securities. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of our management’s attention and resources. Further, our operating results may be below the expectations of securities analysts or investors. In such event, the price of our common stock may decline.

A large number of shares may be sold in the market following this offering, which may depress the market price of our common stock.

A substantial number of shares of our common stock may be sold in the market in connection with this offering, which may depress the market price of our common stock. Sales of a substantial number of shares of our common stock or securities convertible into or exercisable for our common stock in the

Risk factors

public market, or the availability of these shares or securities for future sale, following this offering could also cause the market price of our common stock to decline. We have a currently effective shelf registration statement permitting the public sale of an indeterminate amount of our securities, including the common stock offered hereby. We currently have paid registration fees that permit us to offer up to $300 million of securities pursuant to this registration statement. In addition, as of January 31, 2006, we have outstanding options and warrants covering an aggregate of 3,176,056 shares and have currently effective registration statements permitting the public resale of substantially all of those shares. If there are more shares of common stock offered for sale than buyers are willing to purchase, then the market price of our common stock may decline to a market price at which buyers are willing to purchase the offered shares of common stock and sellers remain willing to sell the shares. All of the securities sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except for any securities purchased by our “affiliates” as defined in Rule 144 under the Securities Act.

We may also issue shares of our common stock from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares that we may issue may also be significant. In addition, we may grant registration rights covering those shares in connection with any such acquisitions and investments. Any such issuance has the potential to dilute your ownership interest in us and our earnings.

Our quarterly operating results may fluctuate significantly.

We expect our results of operations to be subject to quarterly fluctuations. The level of our revenues and results of operations at any given time will be based primarily on the following factors:

➢	the volume of our sales of photovoltaic products and the level of our expenses incurred in connection with the development, manufacture, marketing and distribution of such products;

➢	the status of the development and commercialization of products based on our technologies;

➢	our entry into license or joint venture agreements with strategic partners and the timing and accounting treatment of payments to us, if any, under those agreements;

➢	our receipt of royalty payments under licenses of our technology to third parties and the timing and accounting treatment of these payments;

➢	the addition or termination of research programs or funding support from governmental entities or other third parties; and

➢	variations in the level of capital expenditure and operating expenses related to our business operations during any given period.

These and other factors may cause the price of our securities to fluctuate substantially.

Our management has broad discretion to determine how to use the proceeds received from this offering.

We intend to apply the net proceeds of this offering as described under “Use of proceeds.” Our management, however, will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase the market price of our common stock.

Risk factors

Because we do not intend to pay dividends, you will not receive funds without selling shares and, depending on when you sell your shares, you may lose the entire amount of your investment.

We have never declared or paid any cash dividends on our capital stock and do not intend to pay cash dividends in the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Therefore, if you invest in shares of our common stock, you will not receive any proceeds with respect to your common stock prior to selling it. We also cannot assure you that you will receive a return on your investment when you do sell your shares or that you will not lose the entire amount of your investment.

Provisions in our certificate of incorporation and bylaws and Delaware law may delay or prevent an acquisition of our company.

Our certificate of incorporation and bylaws contain provisions that could make it difficult for a third party to acquire us without the consent of our Board of Directors. For example, if a potential acquiror were to make a hostile bid for us, the acquiror would not be able to call a special meeting of stockholders to remove our Board of Directors or act by written consent without a meeting. The acquiror would also be required to provide advance notice of its proposal to replace directors at any annual meeting, and would not be able to cumulate votes at a meeting, which would require the acquiror to hold more shares to gain representation on the Board of Directors than if cumulative voting were permitted.

Our Board of Directors also has the ability to issue additional shares of common stock that could significantly dilute the ownership of a hostile acquiror. In addition, Section 203 of the Delaware General Corporation Law limits mergers and other business combination transactions involving 15% or greater stockholders of Delaware corporations unless certain board or stockholder approval requirements are satisfied. These provisions and other similar provisions make it difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

Our Board of Directors could choose not to negotiate with an acquiror that it did not believe was in our strategic interests. If an acquiror is discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by these or other measures, you could lose the opportunity to sell your shares at a favorable price.

Forward-looking statements

This prospectus supplement, the accompanying prospectus and the documents we incorporate by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including in particular statements about our financial condition, results of operations, plans, objectives, expectations, future performance and business prospects. You can identify these statements by forward-looking words such as “may,” “will,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek” and similar expressions. We have based these forward-looking statements on our current expectations with respect to future events and occurrences. Investors are cautioned that our actual results in the future may differ materially from the expected results reflected in our forward-looking statements. Important factors that could cause our actual results to differ materially from the results anticipated by the forward-looking statements are contained herein under “Risk Factors” and elsewhere in this prospectus supplement. Any or all of these factors could cause our actual results and financial or legal status for future periods to differ materially from those expressed or referred to in any forward-looking statement. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Forward-looking statements speak only as of the date on which they are made. Except as required by law, we undertake no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $307.8 million. We will not receive any proceeds from the sale of the 383,072 shares to be sold by the selling stockholders. If the underwriters exercise their option to purchase 1,050,000 additional shares from us to cover over-allotments, we estimate the aggregate net proceeds to us of the offering will be approximately $356.7 million. We intend to use in the near term approximately $150 million of the net proceeds from this offering to expand our solar module production capacity through the construction of an additional 50 megawatt manufacturing facility. We intend to use the balance of the net proceeds from this offering for future capacity expansion in our thin-film solar cells business and for other general corporate purposes.

Capitalization

The following table sets forth our cash, cash equivalents and capitalization as of December 31, 2005:

➢	on an actual basis; and

➢	on an adjusted basis to give effect to (i) our receipt of the aggregate exercise price of approximately $5,121,640 pursuant to the exercise of stock options held by the selling stockholders in connection with this offering and (ii) the sale by us of 6,616,928 shares of our common stock at a price of $49.00 per share after deducting underwriting discounts and estimated expenses payable by us.

	As of December 31, 2005
	Actual	As Adjusted
	(dollars in thousands, except par value)
Cash and cash equivalents	$66,955	$379,853

Capital lease obligations	8,961	8,961

Stockholders’ equity:
Common Stock, par value $0.01 per share:
Authorized—50,000,000 shares
Issued and outstanding—29,440,013 shares at December 31, 2005	294	364
Additional paid-in capital	452,957	765,785
Accumulated deficit	(297,392)	(297,392)
Accumulated other comprehensive income	42	42

Total stockholders’ equity	155,901	468,799

Total capitalization	$164,862	$477,760

This table should be read in conjunction with our audited and unaudited consolidated financial statements, the related notes to those financial statements and the accompanying “Management’s discussion and analysis of financial condition and results of operations” incorporated by reference in this prospectus supplement.

The number of shares of common stock outstanding immediately after the closing of this offering is based on 30,880,075 shares of our common stock outstanding as of January 31, 2006 and the 383,072 shares of common stock to be sold in this offering by the selling stockholders, which will be issued upon the exercise of stock options outstanding as of that date. The shares of common stock to be sold by the selling stockholders include 218,572 shares being sold by our company’s founders primarily for estate planning purposes and to permit diversification of their personal assets. See “Selling stockholders.” This table excludes:

➢	1,605,325 shares of our common stock issuable upon the exercise of stock options outstanding as of January 31, 2006 under our stock option plans at a weighted average exercise price of $18.89 per share;

➢	974,460 shares of our common stock available for future issuance under our stock option plans following the closing of this offering (based on options outstanding as of January 31, 2006); and

➢	400,000 shares of our common stock reserved for issuance as of January 31, 2006 upon the exercise of outstanding stock purchase warrants at a weighted average exercise price of $22.93 per share.

Price range of common stock and dividend policy

Our common stock is listed on The Nasdaq National Market under the symbol “ENER.” The following table sets forth the high and low sales prices per share of our common stock as reported by The Nasdaq Stock Market Inc. for the quarterly periods indicated.

Period	High	Low
Fiscal year ended June 30, 2003
First Quarter	$15.90	$9.47
Second Quarter	12.88	7.21
Third Quarter	11.85	7.95
Fourth Quarter	11.32	8.00
Fiscal year ended June 30, 2004
First Quarter	$19.24	$9.06
Second Quarter	13.50	8.00
Third Quarter	10.00	6.75
Fourth Quarter	13.35	9.76
Fiscal year ended June 30, 2005
First Quarter	$14.89	$9.62
Second Quarter	23.45	12.50
Third Quarter	23.42	15.64
Fourth Quarter	26.20	16.27
Fiscal year ended June 30, 2006
First Quarter	$46.44	$22.31
Second Quarter	46.88	27.76
Third Quarter (through March 1, 2006)	57.84	38.85

On March 1, 2006, the last reported sale price of our common stock on The Nasdaq National Market was $49.26 per share. As of March 1, 2006, there were approximately 1,900 holders of record of our common stock.

We have not paid any cash dividends in the past and do not expect to pay any in the foreseeable future.

Management

DIRECTORS

Our directors, their ages as of December 31, 2005 and the years they have served as directors, are as follows:

Name	Director Since	Office	Principal Occupation and Business Experience
Robert I. Frey	2004	Director	Mr. Frey, 62, is an assistant professor of global management and business ethics and serves as the director of the Business Ethics Center at Seidman School of Business, Grand Valley State University, in Grand Rapids, Michigan. He joined Herman Miller, Inc. in 1996, where he was an executive vice president and member of the executive committee and president of Herman Miller International, accountable for international strategic planning, manufacturing, sales and marketing until his retirement in 2002.

William J. Ketelhut	2004	Director	Mr. Ketelhut, 53, was, from 2001 to 2002, president of Control Products at Honeywell International, a global company with 15 major lines of businesses including semiconductors, consumer products and sensors products. From 1994 to 2001, he served as president of several business units of Invensys plc, a global automation, controls and process solutions group. He was president and chief executive officer at GE/Micro Switch Control Inc. (a joint venture between General Electric Company and Honeywell Microswitch Division) from 1992 to 1994.

Florence I. Metz	1995	Director	Dr. Metz, 76, until her retirement in 1996, held various executive positions with Inland Steel: General Manager, New Ventures, Inland Steel Company (1989 to 1991); General Manager, New Ventures, Inland Steel Industries (1991 to 1992) and Advanced Graphite Technologies (1992 to 1993); Program Manager for Business and Strategic Planning at Inland Steel (1993 to 1996).

Iris M. Ovshinsky	1960	Vice President and Director	Dr. Ovshinsky, 78, co-founder and Vice President of ECD, has been an executive officer and director of ECD since its inception in 1960. Dr. Ovshinsky is the wife of Stanford R. Ovshinsky.

Management

Name	Director Since	Office	Principal Occupation and Business Experience
Stanford R. Ovshinsky	1960	President, Chief Scientist and Technologist and Director	Mr. Ovshinsky, 83, the founder, President and Chief Scientist and Technologist of ECD, has been an executive officer and director of ECD since its inception in 1960. Mr. Ovshinsky is the principal inventor of ECD’s technologies. He is also the chairman and director of Ovonyx and a member of the Management Committee of Cobasys. Mr. Ovshinsky is the husband of Dr. Iris M. Ovshinsky.

Stephen Rabinowitz	2004	Director	Mr. Rabinowitz, 62, was chairman and chief executive officer of General Cable, Inc., a leader in the development, design, manufacture, marketing and distribution of copper, aluminum and fiber optic wire and cable products for the communications, energy and specialty markets, from 1994 to 2001. He serves on the Board of Directors of JLG Industries, Columbus McKinnon Corp. and The NanoSteel Company.

Robert C. Stempel	1995	Chairman of the Board, Chief Executive Officer and Director	Mr. Stempel, 72, is Chairman of the Board and Chief Executive Officer of ECD. He is also the vice chairman and director of Ovonyx, Inc. and a member of the Management Committee of Cobasys. From 1990 until his retirement in 1992, he was the chairman and chief executive officer of General Motors Corporation.

Management

EXECUTIVE OFFICERS

Our executive officers, their positions and ages as of December 31, 2005 and the years they began in their current principal positions, are as follows:

Name	Age	Office	Served as an Executive Officer or Director Since
Robert C. Stempel	72	Chairman of the Board, Chief Executive Officer and Director	1995

Stanford R. Ovshinsky	83	President, Chief Scientist and Technologist and Director	1960	(1)

Iris M. Ovshinsky	78	Vice President and Director	1960	(1)

James R. Metzger	58	Executive Vice President and Chief Operating Officer	2000

Nancy M. Bacon	59	Senior Vice President	1976

Stephan W. Zumsteg	59	Vice President and Chief Financial Officer	1997

(1)	The predecessor of ECD was originally founded in 1960. The present corporation was incorporated in 1964 and is the successor by merger of the predecessor corporation.

Mr. Metzger joined ECD as Vice Chairman in November 2002. He was named ECD’s Chief Operating Officer in February 2003 and Executive Vice President in February 2004 with responsibility for the day-to-day operations of ECD. He served on ECD’s Board of Directors from July 2000 to February 2004. Prior to his retirement from Texaco in March 2002 following the merger of Chevron and Texaco in October 2001, he was Vice President and Chief Technology Officer at Texaco Inc.

Mrs. Bacon joined ECD in 1976 as Vice President of Finance and Treasurer and was named Senior Vice President in 1993. She served on ECD’s Board of Directors from November 1977 to February 2004.

Mr. Zumsteg joined ECD in March 1997. He was elected Treasurer in April 1997 and Vice President and Chief Financial Officer in February 2001. Prior to joining ECD, he spent five years as Vice President of Finance & Administration and Chief Financial Officer of Lincoln Brass Works and eleven years with Cross & Trecker Corporation in a variety of executive positions, including Vice President and Controller of its Kearney & Trecker and Warner & Swasey subsidiaries.

Selling stockholders

The selling stockholders, each of whom is a director or officer of ECD, are offering 383,072 shares of our common stock pursuant to this prospectus supplement. Stanford R. Ovshinsky and Iris M. Ovshinsky, co-founders, directors and executive officers of ECD, are selling an aggregate of 218,572 shares of common stock upon the exercise of stock options primarily for estate planning purposes and to permit diversification of their personal assets, a substantial portion of which consists of shares of our common stock. All of the shares of our common stock to be sold by the selling stockholders in this offering are issuable upon the exercise of stock options held by the selling stockholders. These stock options will be exercised by the selling stockholders immediately prior to the consummation of this offering.

Of the shares to be sold by the selling stockholders, 75,000 shares are represented by options which expire on March 16, 2006, and which will be forfeited by the selling stockholders if not exercised prior to their expiration. In addition, as a result of a series of significant corporate developments and announcements over the past 14 months, we have required that our directors and officers refrain from purchasing or selling shares of our common stock during periods in which trading would normally be permitted in accordance with our internal compliance policies. As a result, the selling stockholders have not been permitted to purchase or sell shares of our common stock during this period.

Following the completion of this offering, each of the selling stockholders will continue to own a number of outstanding shares of our common stock equal to or greater than the number of outstanding shares held prior to the offering.

The following table provides information, provided to us by the selling stockholders, regarding the beneficial ownership of shares of common stock by the selling stockholders both before the offering and as adjusted to reflect the sale of all of the shares offered under this prospectus supplement. Except where otherwise noted, the selling stockholders named in the following table have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by them. The address of each of the selling stockholders is c/o Energy Conversion Devices, Inc., 2956 Waterview Drive, Rochester Hills, Michigan 48309.

	Beneficial Ownership Before Offering				Beneficial Ownership After Offering(1)		Outstanding Shares Owned(2)
Selling Stockholder	Number of Shares		Percent	Number of Shares Offered	Number of Shares	Percent	Before Offering	After Offering
Stanford R. Ovshinsky	825,748	(3)	2.62%	136,794	688,954	1.79%	165,000	165,000
Iris M. Ovshinsky	505,753	(4)	1.62%	81,778	423,975	1.11%	73,110	73,110
Robert C. Stempel	1,068,404	(5)	3.40%	75,000	993,404	2.59%	511,404	536,404
Nancy M. Bacon	150,015	(6)	0.48%	40,000	110,015	0.29%	25,015	28,015
Stephan W. Zumsteg	41,000	(7)	0.13%	28,500	12,500	0.03%	2,000	3,500
Roger John Lesinski	25,710	(8)	0.08%	16,000	9,710	0.03%	1,200	2,200
Florence I. Metz	15,033	(9)	0.05%	5,000	10,033	0.03%	9,033	9,033

(1)	Assumes all of the shares offered under this prospectus supplement will be sold by the selling stockholders and is based on 30,880,075 shares of common stock outstanding as of January 31, 2006.
(2)	Represents the number of outstanding shares of common stock held by the selling stockholders before and after the completion of this offering. Assumes all of the shares offered under this prospectus supplement will be sold by the selling stockholders.
(3)	Consists of 165,660 outstanding shares of common stock beneficially owned by Mr. Ovshinsky, 528,088 shares of common stock issuable to Mr. Ovshinsky under a Stock Option Agreement dated

Selling stockholders

as of November 18, 1993, as amended June 27, 2005, between us and Mr. Ovshinsky, and 132,000 shares of common stock issuable upon the exercise of stock options granted to Mr. Ovshinsky pursuant to our stock option plans that are currently exercisable or exercisable within 60 days after the date of this prospectus supplement. Under the rules and regulations of the SEC, Mr. Ovshinsky may be deemed to be a beneficial owner of the shares of common stock owned by his wife, Iris M. Ovshinsky. Such shares are not reflected in Mr. Ovshinsky’s share ownership in this table.

(4)	Consists of 73,110 outstanding shares of common stock beneficially owned by Dr. Ovshinsky, 342,643 shares of common stock issuable to Dr. Ovshinsky under a Stock Option Agreement dated as of November 18, 1993, as amended June 27, 2005, between us and Dr. Ovshinsky, and 90,000 shares of common stock issuable upon the exercise of stock options granted to Dr. Ovshinsky pursuant to our stock option plans that are currently exercisable or exercisable within 60 days after the date of this prospectus supplement. Under the rules and regulations of the SEC, Dr. Ovshinsky may be deemed to be a beneficial owner of the shares of common stock owned by her husband, Stanford R. Ovshinsky. Such shares are not reflected in Dr. Ovshinsky’s share ownership in this table.
(5)	Consists of 511,404 outstanding shares of common stock beneficially owned by Mr. Stempel, 300,000 shares of common stock issuable to Mr. Stempel under a Stock Option Agreement dated as of January 15, 1999, as amended September 22, 2005, between us and Mr. Stempel, and 257,000 shares of common stock issuable upon the exercise of stock options granted to Mr. Stempel pursuant to our stock option plans that are currently exercisable or exercisable within 60 days after the date of this prospectus supplement.
(6)	Consists of 25,015 outstanding shares of common stock beneficially owned by Ms. Bacon and 125,000 shares of common stock issuable upon the exercise of stock options granted to Ms. Bacon pursuant to our stock option plans that are currently exercisable or exercisable within 60 days after the date of this prospectus supplement.
(7)	Consists of 2,000 outstanding shares of common stock beneficially owned by Mr. Zumsteg and 39,000 shares of common stock issuable upon the exercise of stock options granted to Mr. Zumsteg pursuant to our stock option plans that are currently exercisable or exercisable within 60 days after the date of this prospectus supplement.
(8)	Consists of 1,200 outstanding shares of common stock beneficially owned by Mr. Lesinski and 24,510 shares of common stock issuable upon the exercise of stock options granted to Mr. Lesinski pursuant to our stock option plans that are currently exercisable or exercisable within 60 days after the date of this prospectus supplement.
(9)	Consists of 9,033 outstanding shares of common stock beneficially owned by Ms. Metz and 6,000 shares of common stock issuable upon the exercise of stock options granted to Ms. Metz pursuant to our stock option plans that are currently exercisable or exercisable within 60 days after the date of this prospectus supplement.

Description of common stock

Our company’s authorized common stock consists of 50,000,000 shares, par value $.01 per share. As of January 31, 2006, 30,880,075 shares of our common stock were outstanding. All of the outstanding shares of our common stock are fully paid and nonassessable. Holders of our common stock are entitled to receive dividends declared by our board of directors out of funds legally available for the payment of dividends, subject to rights, if any, of preferred stock holders. Currently, we do not pay a dividend. The holders of our common stock are entitled to one vote per share and are not entitled to cumulative voting rights for the election of our directors. The holders of our common stock have no preemptive rights.

Our certificate of incorporation and bylaws contain provisions that could make it difficult for a third party to acquire us without the consent of our board of directors. For example, if a potential acquiror were to make a hostile bid for us, the acquiror would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. The acquiror would also be required to provide advance notice of its proposal to replace directors at any annual meeting, and would not be able to cumulate votes at a meeting, which would require the acquiror to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.

Our board of directors also has the ability to issue additional shares of common stock that could significantly dilute the ownership of a hostile acquiror. In addition, Section 203 of the Delaware General Corporation Law limits mergers and other business combination transactions involving 15% or greater stockholders of Delaware corporations unless certain board or stockholder approval requirements are satisfied. These provisions and other similar provisions make it difficult for a third party to acquire us without negotiation.

Material United States federal tax consequences to non-U.S. Stockholders

The following is a general discussion of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock by a “non-U.S. Stockholder” (as defined below) as of the date of this prospectus supplement. For purposes of this discussion, a “non-U.S. Stockholder” is a beneficial owner of our common stock who is treated for United States federal tax purposes as:

➢	a non-resident alien individual;

➢	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of a jurisdiction other than the United States or any state or political subdivision thereof;

➢	an estate, other than an estate the income of which is subject to United States federal income taxation regardless of its source; or

➢	a trust, other than a trust that (a) is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust, or (b) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

For purposes of this discussion, it is important to note that the rules for determining whether an individual is a non-resident alien for income tax purposes differ from those applicable for estate tax purposes. Also, a beneficial owner who is a partner in a partnership or other flow-through entity that holds our common stock should consult its own tax advisor regarding the United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock.

This summary assumes that our common stock is held as a capital asset (generally, property held for investment). This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder, administrative rulings and judicial decisions as of the date hereof. These authorities may be changed, perhaps retroactively, so as to result in United States federal income or estate tax consequences different from those summarized below. This summary does not represent a detailed description of the United States federal income or estate tax consequences to you in light of your particular circumstances. In addition, it does not address the United States federal income or estate tax consequences to (1) holders of our common stock that may be subject to special tax treatment (e.g., United States expatriates, controlled foreign corporations, passive foreign investment companies, insurance companies, tax-exempt organizations, financial institutions, brokers and dealers or traders in securities or currencies, real estate investment trusts and regulated investment companies); (2) holders of our common stock who are not non-U.S. Stockholders; (3) persons who acquire our common stock through an exercise of employee stock options or rights or otherwise as compensation; (4) persons who hold or will hold our common stock as part of a position in a straddle or as part of a hedge, conversion transaction or other integrated investment; and (5) entities classified as partnerships for United States federal tax purposes and persons that hold stock through an entity that is classified as a partnership for United States federal tax purposes. Furthermore, this summary does not discuss any aspects of state, local, foreign or other tax consequences relating to the purchase, ownership or disposition of our common stock. We cannot assure you that a change in law will not alter significantly the tax consequences that we discuss in this summary.

Material United States federal tax consequences to non-U.S. Stockholders

If you are considering the purchase of our common stock, you are urged to consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local, foreign or other tax consequences.

DIVIDENDS

Cash distributions that we pay in respect of our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under United States federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess will first be treated as a tax-free return of capital to the extent of the non-U.S. Stockholder’s tax basis in our common stock, and thereafter will be treated as capital gain.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. See “Price range of common stock and dividend policy.” In the event, however, that we do pay cash dividends on our common stock, any dividends paid to a non-U.S. Stockholder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. Stockholder within the United States and, where an income tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. Stockholder, are not subject to this withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from the 30% withholding tax. For example, dividends that are effectively connected with the conduct of a trade or business of a non-U.S. Stockholder within the United States will not be subject to withholding tax if the non-U.S. Stockholder furnishes a properly executed Internal Revenue Service (“IRS”) Form W-8ECI (or successor or substitute form) to us or our paying agent. Such effectively connected dividends may, however, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. Stockholder who is entitled to and wishes to claim the benefit of an applicable treaty rate for dividends that are not effectively connected with the conduct of a trade or business within the United States will be required to (1) complete IRS Form W-8BEN (or successor or substitute form) and certify under penalties of perjury that such stockholder is not a United States person or (2) if the common stock is held through certain foreign intermediaries, satisfy certain certification requirements found in the applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. Stockholders that are entities rather than individuals.

A non-U.S. Stockholder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund, along with the required information, with the IRS.

SALE OR OTHER DISPOSITION OF COMMON STOCK

Except as otherwise discussed below, a non-U.S. Stockholder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless (1) such gain is effectively connected with the non-U.S. Stockholder’s conduct of a trade or business within the United States (in which case, for a non-U.S. Stockholder that is a foreign corporation, the branch profits tax described above may also apply), (2) the non-U.S. Stockholder is an individual

Material United States federal tax consequences to non-U.S. Stockholders who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale or disposition occurs and certain other conditions are met, or (3) we are or become a “United States real property holding corporation” for United States federal income tax purposes.

A non-U.S. Stockholder may be subject to United States federal income tax on a sale or other disposition of our common stock (and the disposition proceeds may be subject to withholding by the purchaser at a 10% rate) if we are or have been a United States real property holding corporation for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Stockholder held our common stock. Generally, a corporation is a United States real property holding corporation for United States federal income tax purposes if the fair market value of its United States real property interests equals or exceeds 50% of the fair market value of all of its business assets, including real property. We believe that we currently are not, and we do not anticipate becoming, a United States real property holding corporation for United States federal income tax purposes. If we are or become a United States real property holding corporation, then if our common stock is regularly traded on an established securities market, only a non-U.S. Stockholder who holds or held more than five percent of our common stock at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. Stockholder’s holding period will be subject to United States federal income tax on the disposition of the common stock. No assurance can be given that we will not be a United States real property holding corporation, or that our common stock will be regularly traded on an established securities market, when a non-U.S. Stockholder sells shares of our common stock.

FEDERAL ESTATE TAX

A non-resident alien individual should note that shares of our common stock held by (1) such individual or (2) an entity created by such individual and included in such individual’s gross estate for United States federal estate tax purposes (for example, a trust funded by such individual and with respect to which the individual has retained certain interests or powers), will be, absent an applicable estate tax treaty, treated as United States situs property subject to United States federal estate tax. Recently enacted United States federal legislation provides for reductions in United States federal estate tax through 2009 and the elimination of the tax entirely in 2010. Under the legislation, the estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Under the Code and the Treasury regulations, we must report annually to the IRS and to each non-U.S. Stockholder the amount of dividends paid to such stockholder and the amount, if any, of tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. Stockholder resides under the provisions of an applicable income tax treaty.

The gross amount of dividends paid to a non-U.S. Stockholder that fails to certify its non-U.S. Stockholder status in accordance with applicable Treasury regulations generally will be reduced by “backup withholding” at a 28% rate (increasing to 31% in 2011), unless we have actual knowledge or reason to know that the stockholder is a non-U.S. Stockholder. Backup withholding will not apply to dividends that are effectively connected with the conduct of a trade or business by a non-U.S. Stockholder within the United States if the non-U.S. Stockholder complies with certain certification requirements in accordance with the Treasury regulations.

Material United States federal tax consequences to non-U.S. Stockholders

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a non-U.S. Stockholder may be refunded or credited against such stockholder’s United States federal income tax liability, if any, provided that the required information is timely furnished to the IRS. Certain persons are exempt from the backup withholding rules, including corporations and financial institutions. You should consult your tax advisor regarding your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Payment to a non-U.S. Stockholder of the proceeds of a sale of our common stock effected by or through a United States office of a broker is subject both to backup withholding and information reporting unless the non-U.S. Stockholder certifies under penalties of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that the non-U.S. Stockholder is a United States person), or the non-U.S. Stockholder otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of the proceeds of a sale of our common stock if the transaction is effected outside the United States by or through a foreign office of a foreign broker. However, if the broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person 50% or more of whose gross income from a specified period is effectively connected with a trade or business within the United States, or a foreign partnership with various connections within the United States, information reporting, but not backup withholding, will apply unless the broker has documentary evidence in its records that the non-U.S. Stockholder is a foreign person and certain other conditions are met, or unless the non-U.S. Stockholder otherwise establishes an exemption.

STAMP TAXES

If you purchase shares of our common stock offered in this preliminary prospectus supplement, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus supplement through the underwriters named below. UBS Securities LLC is the sole book-running manager of this offering. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
UBS Securities LLC	3,500,000
Cowen & Co., LLC	700,000
First Albany Capital Inc.	700,000
Piper Jaffray & Co.	700,000
Jefferies & Company, Inc.	525,000
Merriman Curhan Ford & Co.	525,000
Tejas Securities Group, Inc.	350,000

Total	7,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock and the common stock of the selling stockholders is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters, and

➢	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to 1,050,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $1.47 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the public offering price,

Underwriting

the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

We have agreed to pay the offering expenses of the selling stockholders. The selling stockholders will pay the underwriting discounts and commissions applicable to the shares that they sell. The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,050,000 shares:

	No exercise	Full exercise
Per share	$2.45	$2.45
Total	$17,150,000	$19,722,500

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $242,000.

In compliance with National Association of Securities Dealers, Inc., or NASD, guidelines, the maximum commission or discount to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days, for ECD, and 75 days, for our directors and officers, after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC may in its sole discretion release all or some of the securities from these lock-up agreements.

INDEMNIFICATION AND CONTRIBUTION

We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

Our common stock is quoted on The Nasdaq National Market under the symbol “ENER.”

PRICE STABILIZATION, SHORT POSITIONS AND PASSIVE MARKET MAKING

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

Underwriting

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids;

➢	syndicate covering transactions; and

➢	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on The Nasdaq National Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

AFFILIATIONS

The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Notice to investors

EUROPEAN ECONOMIC AREA

With respect to each Member State of the European Economic Area which has implemented Prospectus Directive 2003/71/EC, including any applicable implementing measures, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common stock in this offering is only being made:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

UNITED KINGDOM

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000, or FSMA, with respect to anything done in relation to shares of our common stock in, from or otherwise involving the United Kingdom. In addition, each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to our company. Without limitation to the other restrictions referred to herein, this prospectus supplement is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus supplement relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

SWITZERLAND

Shares of our common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus supplement does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The shares of our common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus supplement nor any other offering material relating to shares of our common stock may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

Legal matters

Certain legal matters will be passed upon for us and the selling stockholders by Roger John Lesinski, Esq., our General Counsel, Marvin S. Siskind, Esq., our Vice President and Patent Counsel, and by Baker & McKenzie LLP, Chicago, Illinois, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois. Mr. Lesinski beneficially owns 1,200 shares of common stock and holds presently exercisable options to purchase an additional 25,510 shares of common stock. Mr. Siskind holds presently exercisable options to purchase 40,000 shares of common stock.

Experts

The consolidated financial statements, the related financial statement schedule and management’s assessment of the effectiveness of the internal control over financial reporting of ECD as of and for the year ended June 30, 2005 incorporated by reference from our Annual Report on Form 10-K (the “Annual Report”) for the fiscal year ended June 30, 2005 have been audited by Grant Thornton LLP, our Independent Registered Public Accounting Firm, as stated in their reports included in the Annual Report (which report on management’s assessment of the effectiveness of the internal control over financial reporting expressed an unqualified opinion and an adverse opinion on the effectiveness of ECD’s internal control over financial reporting because of a material weakness), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and the related financial statement schedule as of and for the year ended June 30, 2004 incorporated by reference from our Annual Report have been audited by Grant Thornton LLP, our Independent Registered Public Accounting Firm, as stated in their report included in the Annual Report (which report expresses an unqualified opinion and contains an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated statements of operations, stockholders’ equity and cash flows for the fiscal year ended June 30, 2003 and the related financial statement schedule, prior to the reclassification for discontinued operations and not presented separately herein or therein, have been audited by Deloitte & Touche LLP, an Independent Registered Public Accounting Firm, as stated in their report which is incorporated herein by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2005, which report dated October 21, 2003 expresses an unqualified opinion and contains explanatory paragraphs relating to (i) our change in method of accounting for goodwill and other intangible assets in fiscal year 2003, and (ii) substantial doubt about our ability to continue as a going concern.

PROSPECTUS

Energy Conversion Devices, Inc.

Common Stock

Warrants

Subscription Rights

Debt Securities

Stock Purchase Contracts

Stock Purchase Units

We may offer, from time to time, common stock, warrants, subscription rights, debt securities, which may be senior debt securities or subordinated debt securities, stock purchase contracts or stock purchase units.

We will provide you with the specific terms of the particular securities being offered in supplements to this prospectus. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and each accompanying prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The specific manner in which any particular securities may be offered and sold will be described in the applicable prospectus supplement.

Our common stock is quoted on the Nasdaq National Market under the symbol “ENER.” The last reported sale price of our common stock on February 14, 2006 was $42.29 per share.

Neither the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 15, 2006.

You should rely only on the information contained in or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information in addition to or different from that contained in this prospectus or any prospectus supplement. We will be offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

Unless the context otherwise requires, throughout this prospectus and any prospectus supplement the words “ECD,” “we,” “us” and “our” refer to Energy Conversion Devices, Inc. and its consolidated subsidiaries.

“Ovonic®” and “OvonicTM” are trademarks and service marks of Energy Conversion Devices, Inc. and its affiliated companies. Each of the other trademarks, trade names or service marks appearing in this prospectus or any prospectus supplement belongs to its respective holder.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Using this process, we may, from time to time, sell any combination of common stock, warrants, subscription rights, debt securities, stock purchase contracts and stock purchase units described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time securities are sold, we will provide you with a prospectus supplement that will contain information about the specific terms of that particular offering. The prospectus supplement may also add, update or change information contained in this prospectus. To obtain additional information that may be important to you, you should read the exhibits filed by us with the registration statement of which this prospectus is a part or our other filings with the SEC. You also should read this prospectus and any prospectus supplement together with the additional information described below under “Where You Can Find More Information.”

ENERGY CONVERSION DEVICES, INC.

Energy Conversion Devices, Inc. is a technology, product development and manufacturing company engaged in the invention, engineering, development and commercialization of new materials, products and production technology in the fields of alternative energy technology and information technology. Based upon the fundamental and pioneering inventions of Stanford R. Ovshinsky, principal inventor, we have established a leadership role in the development of proprietary materials, products and production technology based on our atomically engineered amorphous and disordered materials using chemical and structural disorder to provide multiple degrees of freedom that result in our ability to make many new materials.

We have developed materials that permit us to design and commercialize products such as thin-film solar cell (photovoltaic) products, nickel metal hydride (NiMH) batteries, and phase-change memory devices. These products have unique chemical, electrical, mechanical and optical properties and superior performance characteristics. Our proprietary materials, products and technologies are referred to as Ovonic.

We have established a multi-disciplinary business, scientific, technical and manufacturing organization to commercialize products based on our technologies, and have enabling proprietary technologies in the important fields of energy generation and storage and information technology.

We manufacture and sell our proprietary products through our subsidiaries and joint venture companies and through licensing arrangements with major companies throughout the world. In addition, in support of these activities, we are engaged in research and development, production of our proprietary materials and products, as well as in designing and building production machinery. Our extensive patent portfolio includes numerous basic and fundamental patents applicable to each of our business segments. We invent not only materials, but also develop low-cost production technologies and high-performance products. Our patents, therefore, cover not only materials, but also the production technology and products we develop.

Our principal executive offices are located at 2956 Waterview Drive, Rochester Hills, Michigan 48309. Our telephone number is (248) 293-0440. We maintain an Internet website at www.ovonic.com. The information contained on our website, or on other websites linked to our website, is not part of this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including in particular statements about our financial condition, results of operations, plans, objectives, expectations, future performance and business prospects. You can identify these statements by forward-looking words such as “may,” “will,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek” and similar expressions. We have based these forward-looking statements on our current expectations with respect to future events and occurrences. Investors are cautioned that our actual results in the future may differ materially from the expected results reflected in our forward-looking statements. Important factors that could cause our actual results to differ materially from the results anticipated by the forward-looking statements include the risks and uncertainties described from time to time in our filings with the SEC incorporated in this prospectus by reference, and the risk factors included in the accompanying prospectus supplement. Any or all of these factors could cause our actual results and financial or legal status for future periods to differ materially from those expressed or referred to in any forward-looking statement. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Forward-looking statements speak only as of the date on which they are made. Except as required by law, we undertake no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

DESCRIPTION OF THE SECURITIES

This prospectus contains summary descriptions of the common stock, warrants, subscription rights, debt securities, stock purchase contracts and stock purchase units that we may sell from time to time. These summary descriptions are not meant to be complete descriptions of each security. However, this prospectus and the accompanying prospectus supplement contain the material terms of the securities being offered.

Description of Common Stock

We may issue shares of our common stock either alone or underlying other securities convertible into or exercisable or exchangeable for shares of our common stock.

Holders of our common stock are entitled to receive dividends declared by our Board of Directors out of funds legally available for the payment of dividends, subject to rights, if any, of preferred stock holders. Currently, we do not pay a dividend. The holders of our common stock are entitled to one vote per share and are not entitled to cumulative voting rights for the election of our directors. The holders of our common stock have no preemptive rights.

Our certificate of incorporation and bylaws contain provisions that could make it difficult for a third party to acquire us without the consent of our Board of Directors. For example, if a potential acquiror were to make a hostile bid for us, the acquiror would not be able to call a special meeting of stockholders to remove our Board of Directors or act by written consent without a meeting. The acquiror would also be required to provide advance notice of its proposal to replace directors at any annual meeting, and would not be able to cumulate votes at a meeting, which would require the acquiror to hold more shares to gain representation on the Board of Directors than if cumulative voting were permitted.

Our Board of Directors also has the ability to issue additional shares of common stock that could significantly dilute the ownership of a hostile acquiror. In addition, Section 203 of the Delaware General Corporation Law limits mergers and other business combination transactions involving 15% or greater stockholders of Delaware corporations unless certain board or stockholder approval requirements are satisfied. These provisions and other similar provisions make it difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

Description of Warrants

We may issue warrants to purchase common stock or debt securities (collectively, the “underlying warrant securities”). Warrants may be issued independently or together with any such underlying warrant securities and may be attached to or separate from the underlying warrant securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the specific terms of any warrants offered thereby, including:

• the title of the warrants;

• the aggregate number of the warrants;

• the price or prices at which the warrants will be issued;

• the currency or currencies, including composite currencies, in which the exercise price of the warrants may be payable;

• the designation and terms of the underlying warrant securities purchasable upon exercise of the warrants;

• the price at which the underlying warrant securities purchasable upon exercise of the warrants may be purchased;

• the date on which the right to exercise the warrants will commence and the date on which such right will expire;

• whether the warrants will be issued in registered form or bearer form;

• if applicable, the minimum or maximum amount of the warrants which may be exercised at any one time;

• if applicable, the designation and terms of the underlying warrant securities with which the warrants are issued and the number of warrants issued with each such underlying warrant security;

• if applicable, the date on and after which the warrants and the related underlying warrant securities will be separately transferable;

• information with respect to book-entry procedures, if any;

• if applicable, a discussion of certain United States federal income tax considerations; and

• any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Description of Subscription Rights

General

We may issue subscription rights to purchase common stock or warrants. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with any subscription rights offering, we may enter into a standby underwriting arrangement with one or more underwriters pursuant to which such underwriter will purchase any offered securities remaining unsubscribed for after such subscription rights offering. In connection with a subscription rights offering to our stockholders, we will distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving the subscription rights in such subscription rights offering.

The applicable prospectus supplements will describe the specific terms of any subscription:

• the title of such subscription rights;

• the securities for which the subscription rights are exercisable;

• the exercise price for the subscription rights;

• the number of the subscription rights issued to each stockholder;

• the extent to which the subscription rights are transferable;

• if applicable, a discussion of certain United States federal income tax consideration;

• the date on which the right to exercise the subscription rights will commence, and the date on which such right will expire;

• the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities;

• if applicable, certain term of any standby underwriting agreement that we may enter into in connection with the subscription rights offering; and

• any other terms of the subscription rights, including terms, procedures and limitations relating to the exchange and exercise of such subscription rights.

Exercise of Subscription Rights

Each subscription right will entitle the holder of subscription rights to purchase for cash such principal amount of shares of common stock, warrants or any combination thereof, at such exercise price as will in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void. Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement, we will forward, as soon as practicable, the shares of common stock or warrants purchasable upon such exercise. In the event that not all of the subscription rights issued in any offering are exercised, we may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

Description of Debt Securities

As used in this prospectus, debt securities means the debentures, notes, bonds and other evidences of indebtedness that we may issue from time to time. The debt securities will either be senior debt securities or subordinated debt securities. Senior debt securities will be issued under a “senior indenture” and subordinated debt securities will be issued under a “subordinated indenture.” This prospectus sometimes refers to the senior indenture and the subordinated indenture collectively as the “indentures.”

The forms of indenture are filed as exhibits to the registration statement. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the indenture and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indentures and the debt securities, including the definitions therein of certain terms.

General

The debt securities will be direct unsecured obligations of ours. Senior debt securities of any series will be our unsubordinated obligations and rank equally with all of our other unsecured and unsubordinated debt, including any other series of debt securities issued under the senior indenture. Subordinated debt securities of any series will be junior in right of payment to our senior indebtedness, as defined and described more fully under “—Subordination.”

The indentures do not limit the aggregate principal amount of debt securities that we may issue and provide that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. We may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture. The indentures also do not limit our ability to incur other debt.

Each prospectus supplement will describe the terms relating to the specific series of debt securities being offered. These terms will include some or all of the following:

• the title of debt securities and whether they are subordinated debt securities or senior debt securities;

• any limit on the aggregate principal amount of the debt securities;

• the price or prices at which we will sell the debt securities;

• the maturity date or dates of the debt securities;

• the rate or rates of interest, if any, which may be fixed or variable, at which the debt securities will bear interest, or the method of determining such rate or rates, if any;

• the date or dates from which any interest will accrue or the method by which such date or dates will be determined;

•      the right, if any, to extend the interest payment periods and the duration of any such deferral period, including the maximum consecutive period during which interest payment periods may be extended;

•      whether the amount of payments of principal of (and premium, if any) or interest on the debt securities may be determined with reference to any index, formula or other method, such as one or more currencies, commodities, equity indices or other indices, and the manner of determining the amount of such payments;

• the dates on which we will pay interest on the debt securities and the regular record date for determining who is entitled to the interest payable on any interest payment date;

• the place or places where the principal of (and premium, if any) and interest on the debt securities will be payable;

•      if we possess the option to do so, the periods within which and the prices at which we may redeem the debt securities, in whole or in part, pursuant to optional redemption provisions, and the other terms and conditions of any such provisions;

•      our obligation, if any, to redeem, repay or purchase debt securities by making periodic payments to a sinking fund or through an analogous provision or at the option of holders of the debt securities, and the period or periods within which and the price or prices at which we will redeem, repay or purchase the debt securities, in whole or in part, pursuant to such obligation, and the other terms and conditions of such obligation;

• the denominations in which the debt securities will be issued, if other than denominations of $1,000 in the case of registered securities and any integral multiple thereof;

•     the portion, or methods of determining the portion, of the principal amount of the debt securities which we must pay upon the acceleration of the maturity of the debt securities in connection with an Event of Default (as described below), if other than the full principal amount;

•     the currency or currencies, including composite currencies or currency units in which that series of debt securities may be denominated or in which we will pay the principal of (and premium, if any) or interest, if any, on that series of debt securities, if other than United States dollars;

• provisions, if any, granting special rights to holders of the debt securities upon the occurrence of specified events;

• any deletions from, modifications of or additions to the Events of Default or our covenants with respect to the applicable series of debt securities;

•     the application, if any, of the terms of the indenture relating to defeasance and covenant defeasance (which terms are described below) to the debt securities and, if other than by a certified resolution of the Board of Directors, the manner in which our election to defease the debt securities will be evidenced;

• whether the subordination provisions summarized below or different subordination provisions will apply to the debt securities;

• the terms, if any, upon which the holders may convert or exchange the debt securities into or for our common stock or other securities or property;

• whether any of the debt securities will be issued in global form and, if so, the terms and conditions upon which global debt securities may be exchanged for certificated debt securities;

• any change in the right of the trustee or the requisite holders of debt securities to declare the principal amount thereof due and payable because of an Event of Default;

• the depositary for global or certificated debt securities;

• any special tax implications of the debt securities;

• any trustees, authenticating or paying agents, transfer agents or registrars or other agents with respect to the debt securities; and

• any other terms of the debt securities.

Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

Unless otherwise specified in the applicable prospectus supplement, debt securities will be issued in fully-registered form without coupons.

Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. The applicable prospectus supplement will describe the federal income tax consequences and special considerations applicable to any such debt securities. The debt securities may also be issued as indexed securities or securities denominated in foreign currencies, currency units or composite currencies, as described in more detail in the prospectus supplement relating to any of the particular debt securities. The prospectus supplement relating to specific debt securities will also describe any special considerations and certain additional tax considerations applicable to such debt securities.

Subordination

The prospectus supplement relating to any offering of subordinated debt securities will describe the specific subordination provisions. However, unless otherwise noted in the prospectus supplement, subordinated debt securities will be subordinate and junior in right of payment to all of our senior indebtedness, to the extent and in the manner set forth in the subordinated indenture.

Under the subordinated indenture, “senior indebtedness” means all obligations of ours in respect of any of the following, whether outstanding at the date of execution of the subordinated indenture or thereafter incurred or created:

• the principal of (and premium, if any) and interest due on indebtedness of ours for borrowed money;

• all obligations guaranteed by us for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments;

•      all obligations guaranteed by us evidenced by bonds, debentures, notes or similar written instruments, including obligations assumed or incurred in connection with the acquisition of property, assets or businesses (provided that the deferred purchase price of any other business or property or assets will not be considered senior indebtedness if the purchase price thereof is payable in full within 90 days from the date on which such indebtedness was created);

• all obligations of ours as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles;

• all obligations of ours for the reimbursement on any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction;

•      all obligations of ours in respect of interest rate swap, cap or other agreements, interest rate future or options contracts, currency swap agreements, currency future or option contracts and other similar agreements;

• all obligations of the types referred to above of other persons for the payment of which we are responsible or liable as obligor, guarantor or otherwise;

• all obligations of the types referred to above of other persons secured by any lien on any property or asset of ours (whether or not such obligation is assumed by us); and

• any amendments, renewals, extensions, modifications and refundings of any of the above.

Senior indebtedness does not include:

• indebtedness or monetary obligations to trade creditors created or assumed by us in the ordinary course of business in connection with the obtaining of materials or services;

• indebtedness that is by its terms subordinated to or ranks equal with the subordinated debt securities; and

•      any indebtedness of ours to our affiliates (including all debt securities and guarantees in respect of those debt securities issued to any trust, partnership or other entity affiliated with us that is a financing vehicle of ours in connection with the issuance by such financing entity of preferred securities or other securities guaranteed by us) unless otherwise expressly provided in the terms of any such indebtedness.

Senior indebtedness will continue to be senior indebtedness and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such senior indebtedness.

Unless otherwise noted in the accompanying prospectus supplement, if we default in the payment of any principal of (or premium, if any), interest or any other payment due on any senior indebtedness when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, then, unless and until such default is cured or waived or ceases to exist, we will make no direct or indirect payment (in cash, property, securities, by set-off or otherwise) in respect of the principal of or interest on the subordinated debt securities or in respect of any redemption, retirement, purchase or other acquisition of any of the subordinated debt securities.

In the event of the acceleration of the maturity of any subordinated debt securities, the holders of all senior debt securities outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due on the senior debt securities before the holders of the subordinated debt securities will be entitled to receive any payment of principal (and premium, if any) or interest on the subordinated debt securities.

If any of the following events occurs, we will pay in full all senior indebtedness before we make any payment or distribution under the subordinated debt securities, whether in cash, securities or other property, to any holder of subordinated debt securities:

• any dissolution or winding-up or liquidation or reorganization of ours, whether voluntary or involuntary or in bankruptcy, insolvency or receivership;

• any general assignment by us for the benefit of creditors; or

• any other marshaling of our assets or liabilities.

In such event, any payment or distribution under the subordinated debt securities, whether in cash, securities or other property, which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the subordinated debt securities, will be paid or delivered directly to the holders of senior indebtedness or their representatives or trustees in accordance with the priorities then existing among such holders as calculated by us until all senior indebtedness has been paid in full. If any payment or distribution under the subordinated debt securities is received by the trustee of any subordinated debt securities in contravention of any of the terms of the subordinated indenture and before all the senior indebtedness has been paid in full, such payment or distribution will be received in trust for the benefit of, and paid over or delivered to, the holders of the senior indebtedness or their representatives or trustees at the time outstanding in accordance with the priorities then existing among such holders as calculated by us for application to the payment of all senior indebtedness remaining unpaid to the extent necessary to pay all such senior indebtedness in full.

The subordinated indenture does not limit the issuance of additional senior indebtedness.

Consolidation, Merger, Sale of Assets and Other Transactions

Unless the accompanying prospectus supplement states otherwise, we may not (i) merge with or into or consolidate with another person or sell, assign, transfer, lease or convey all or substantially all of our properties and assets to, any other person other than a direct or indirect wholly-owned subsidiary of ours, and (ii) no person may merge with or into or consolidate with us or, except for any of our direct or indirect wholly-owned subsidiaries, sell, assign, transfer, lease or convey all or substantially all of its properties and assets to us, unless:

•      we are the surviving corporation or the person formed by or surviving such merger or consolidation or to which such sale, assignment, transfer, lease or conveyance has been made, if other than us, has expressly assumed by supplemental indenture all our obligations under the debt securities and the indentures;

• immediately after giving effect to such transaction, no default or Event of Default has occurred and is continuing; and

• we deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that the supplemental indenture relating to the transaction complies with the applicable Indenture.

Events of Default; Notice and Waiver

Unless an accompanying prospectus supplement states otherwise, the following constitute “Events of Default” under the indentures with respect to each series of debt securities:

•      our failure to pay any interest on any debt security of such series when due and payable, continued for 30 days; provided, however, that a valid extension of an interest payment period in accordance with the terms of the debt security of such series will not constitute a default in the payment of interest for this purpose;

•      our failure to pay principal (or premium, if any) on any debt security of such series when due, regardless of whether such payment became due because of maturity, redemption, acceleration or otherwise, or is required by any sinking fund established with respect to such series; provided, however, that a valid extension of the maturity of such debt security in accordance with the terms of the debt securities of that series will not constitute a default in the payment of principal (or premium, if any) for this purpose;

• our failure to observe or perform any other of our covenants or agreements with respect to such debt securities for 90 days after we receive notice of such failure; and

• certain events of bankruptcy, insolvency or reorganization.

If an Event of Default with respect to any debt securities of any series outstanding under either of the indentures occurs and is continuing, the trustee under such indenture or the holders of at least 25% in aggregate principal amount of the debt securities of that series outstanding may declare, by notice as provided in the applicable indenture, the principal amount (or such lesser amount as may be provided for in the debt securities of that series) of all the debt securities of that series outstanding to be due and payable immediately. In the case of an Event of Default involving certain events in bankruptcy, insolvency or reorganization, acceleration is automatic. In addition, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived. Upon the acceleration of the maturity of original issue discount securities, an amount less than the principal amount thereof will become due and payable. Reference is made to the prospectus supplement relating to any original issue discount securities for the particular provisions relating to acceleration of maturity thereof.

Any past default under either indenture with respect to debt securities of any series, and any Event of Default arising therefrom, may be waived by the holders of a majority in principal amount of all debt securities of such series outstanding under such indenture, except in the case of (i) default in the payment of the principal of (or premium, if any) or interest on any debt securities of such series or (ii) default in respect of a covenant or provision which may not be amended or modified without the consent of the holder of each outstanding debt security of such series affected.

The trustee is required, within 90 days after the occurrence of a default (which is known to the trustee and is continuing), with respect to the debt securities of any series (without regard to any grace period or notice requirements), to give to the holders of the debt securities of such series notice of such default; provided, however, that, except in the case of a default in the payment of the principal of (and premium, if any) or interest, or in the payment of any sinking fund installment, on any debt securities of such series, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the debt securities of such series.

The trustee, subject to its duties during default to act with the required standard of care, may require indemnification by the holders of the debt securities of any series with respect to which a default has occurred before proceeding to exercise any right or power under the indenture at the request of the holders of the debt securities of such series. Subject to such right of indemnification and to certain other limitations, the holders of a majority in principal amount of the outstanding debt securities of any series under either indenture may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities of such series.

No holder of a debt security of any series may institute any action against us under either of the indentures (except actions for payment of overdue principal of (and premium, if any) or interest on such debt security or for the conversion or exchange of such debt security in accordance with its terms) unless (i) the holder has given to the trustee written notice of an Event of Default and of the continuance thereof with respect to the debt securities of such series specifying an Event of Default, as required under the applicable indenture, (ii) the holders of at least 25% in aggregate principal amount of the debt securities of that series then outstanding under such indenture have requested the trustee to institute such action and offered to the trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request and (iii) the trustee has not instituted such action within 60 days of such request during which time the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with that request.

We are required to furnish annually to the trustee statements as to our compliance with all conditions and covenants under each indenture.

Discharge, Defeasance and Covenant Defeasance

If indicated in the applicable prospectus supplement, we may discharge or defease our obligations under each indenture as set forth below.

We may discharge certain obligations to holders of any series of debt securities issued under either the senior indenture or the subordinated indenture which have not already been delivered to the trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee cash or, in the case of debt securities payable only in U.S. dollars, U.S. government obligations (as defined in either indenture), as trust funds in an amount certified to be sufficient to pay when due, whether at maturity, upon redemption or otherwise, the principal of (and premium, if any) and interest on such debt securities.

If indicated in the applicable prospectus supplement, we may elect either (i) to defease and be discharged from any and all obligations with respect to the debt securities of or within any series (except as otherwise provided in the relevant indenture) (“defeasance”) or (ii) to be released from its obligations with respect to certain covenants applicable to the debt securities of or within any series (“covenant defeasance”), upon the deposit with the relevant indenture trustee, in trust for such purpose, of money and/or government obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay the principal of (and premium, if any) or interest on such debt securities to maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. As a condition to defeasance or covenant defeasance, we must deliver to the trustee an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the relevant indenture. In addition, in the case of either defeasance or covenant defeasance, we will deliver to the trustee (i) an officers’ certificate to the effect that the relevant debt securities exchange(s) have informed it that neither such debt securities nor any other debt securities of the same series, if then listed on any securities exchange, will be delisted as a result of such deposit and (ii) an officers’ certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with. Finally, the deposit may not result in (i) an Event of Default, and no Event of Default may occur for 90 days following the deposit, (ii) a breach or violation of, or constitute a default under, any indenture or other agreement or instrument for borrowed money, pursuant to which more than $100,000,000 principal amount is then outstanding, to which we are a party or by which we are bound or (iii) the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act unless such trust will be registered under the Investment Company Act or exempt from registration thereunder.

We may exercise our defeasance option with respect to such debt securities notwithstanding our prior exercise of our covenant defeasance option.

Modification and Waiver

Under the indentures, we and the applicable trustee may supplement the indentures for certain purposes which would not materially adversely affect the interests or rights of the holders of debt securities of a series without the consent of those holders. We and the applicable trustee may also modify the indentures or any supplemental indenture in a manner that affects the interests or rights of the holders of debt securities with the consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each affected series issued under the indenture. However, the indentures require the consent of each holder of debt securities that would be affected by any modification which would:

•      extend the fixed maturity of any debt securities of any series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof;

• reduce the amount of principal of an original issue discount debt security or any other debt security payable upon acceleration of the maturity thereof;

• change the currency in which any debt security or any premium or interest is payable;

• impair the right to institute suit for any payment on or with respect to any debt security;

•      reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indentures or for waiver of compliance with certain provisions of the indentures or for waiver of certain defaults;

• reduce the requirements contained in the indentures for quorum or voting; or

• modify any of the above provisions.

The indentures permit the holders of a majority in aggregate principal amount of the outstanding debt securities of any series issued under the indenture, which is affected by the modification or amendment to waive our compliance with certain covenants contained in the indentures.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name a debt security is registered at the close of business on the record date for the interest.

Unless otherwise indicated in the applicable prospectus supplement, principal, interest and premium on the debt securities of a particular series will be payable at the office of such paying agent or paying agents as we may designate for such purpose from time to time. Notwithstanding the foregoing, at our option, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address appears in the security register.

Unless otherwise indicated in the applicable prospectus supplement, a paying agent designated by us and located in the Borough of Manhattan, City of New York will act as paying agent for payments with respect to debt securities of each series. All paying agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

Form, Exchange and Transfer

The debt securities of each series may be issued as registered securities, as bearer securities (with or without coupons) or both. Unless otherwise specified in the applicable prospectus supplement, if any, registered securities will be issued in denominations of $1,000 and any integral multiple thereof. Subject to the terms of the indenture and the limitations applicable to global securities described in the applicable prospectus supplement, if any, registered securities will be exchangeable for other registered securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indenture and the limitations applicable to global securities set forth in the applicable prospectus supplement, debt securities issued as registered securities may be presented for exchange or for registration of transfer (duly endorsed or with the form of transfer duly executed) at the office of the security registrar or at the office of any transfer agent designated by us for that purpose. Unless otherwise provided in the debt securities to be transferred or exchanged, no service charge will be made for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges. Any transfer agent initially designated by us for any debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If the debt securities of any series are to be redeemed, we will not be required to:

•      issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before any selection of debt securities for redemption and ending at the close of business on the day of mailing of the relevant notice of redemption; or

• register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any registered security being redeemed in part.

Global Securities

The debt securities of each series may be issued in whole or in part in global form. A debt security in global form will be deposited with, or on behalf of, a depositary, which will be named in an applicable prospectus supplement. A global security may be issued in either registered or bearer form and in either temporary or definitive form. A global debt security may not be transferred, except as a whole, among the depositary for that debt security and/or its nominees and/or successors. If any debt securities of a series are issuable as global securities, the applicable prospectus supplement will describe any circumstances when beneficial owners of interest in that global security may exchange their interests for definitive debt securities of like series and tenor and principal amount in any authorized form and denomination, the manner of payment of principal of and interest, if any, on that global debt security and the specific terms of the depositary arrangement with respect to that global debt security.

Governing Law

The indentures and debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York.

Concerning the Trustee

We anticipate appointing the trustee under the indenture as the paying agent, conversion agent, registrar and custodian with regard to the debt securities. The trustee or its affiliates may in the future provide banking and other services to us in the ordinary course of their respective businesses.

Conversion or Exchange Rights

The prospectus supplement will describe the terms, if any, on which a series of debt securities may be convertible into or exchangeable for our common stock or other debt securities. These terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. These provisions may allow or require the number of shares of our common stock or other securities to be received by the holders of such series of debt securities to be adjusted.

Description of Stock Purchase Contracts and Stock Purchase Units

We may issue stock purchase contracts, including contracts obligating holders to purchase from or sell to us, and obligating us to sell to or purchase from the holders, a specified number of shares of common stock at a future date or dates, which we refer to in this prospectus as stock purchase contracts. The price per share of the securities and the number of shares of the securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts, and may be subject to adjustment under anti-dilution formulas. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities or debt obligations of third parties, including United States treasury securities, any other securities described in the applicable prospectus supplement or any combination of the foregoing, securing the holders’ obligations to purchase the securities under the stock purchase contracts, which we refer to herein as stock purchase units. The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase contracts or the stock purchase units, as the case may be, or vice versa, and those payments may be unsecured or pre-funded on some basis.

The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units offered thereby and will contain a discussion of any material federal income tax considerations applicable to the stock purchase contracts and stock purchase units. The description of the stock purchase contracts or stock purchase units contained in this prospectus is not complete and the description in any applicable prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts, and, if applicable, collateral or depositary arrangements relating to the stock purchase contracts or stock purchase units, which will be filed with the SEC each time we issue stock purchase contracts or stock purchase units. If any particular terms of the stock purchase contracts or stock purchase units described in the applicable prospectus supplement differ from any of the terms described herein, then the terms described herein will be deemed superseded.

PLAN OF DISTRIBUTION

We may sell the offered securities through agents, through underwriters or dealers, directly to one or more purchasers or through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

USE OF PROCEEDS

Unless we inform you otherwise in the prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by us to fund our ongoing business operations and for other general corporate purposes. Pending any specific application, we may initially invest funds in short-term marketable securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for our five fiscal years ended June 30, 2005:

	Fiscal year ended June 30,
	2001	2002	2003	2004	2005
Ratio of Earnings to Fixed Charges(1)	(2)	(2)	(2)	(2)	25.5

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of (a) income (loss) from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle and before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) distributed income of equity investees and (c) fixed charges. Fixed charges include (a) interest expensed and capitalized and (b) an estimate of the interest within rental expense.
(2)	The income (loss) from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle and before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees for the years ended June 30, 2001, 2002, 2003 and 2004 are not sufficient to cover fixed charges by a total of approximately $0.7 million in 2001, $15.3 million in 2002, $26.1 million in 2003 and $48.5 million in 2004. As a result, the ratio of earnings to fixed charges has not been computed for any of these periods.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered by us will be passed upon by Roger John Lesinski, Esq., our General Counsel. Mr. Lesinski beneficially owns 1,200 shares of common stock and holds presently exercisable options to purchase an additional 25,510 shares of common stock. If the validity of any of the securities is also passed upon by counsel for the underwriters of an offering, that counsel will be named in the prospectus supplement relating to that offering.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s assessment of the effectiveness of internal control over financial reporting of ECD as of and for the year ended June 30, 2005, incorporated by reference in this registration statement from our Annual Report on Form 10-K (the “Annual Report”), have been audited by Grant Thornton LLP, our Independent Registered Public Accounting Firm, as stated in their reports with respect thereto (which report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting expressed an unqualified opinion and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), and are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and the related financial statement schedule as of and for the year ended June 30, 2004 incorporated by reference from our Annual Report have been audited by Grant Thornton LLP, our Independent Registered Public Accounting Firm, as stated in their report included in the Annual Report (which report expresses an unqualified opinion and contains an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated statements of operations, stockholders’ equity and cash flows for the fiscal year ended June 30, 2003 and the related financial statement schedule, prior to the reclassification for discontinued

operations and not presented separately herein or therein, have been audited by Deloitte & Touche LLP, an Independent Registered Public Accounting Firm, as stated in their report which is incorporated herein by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2005, which report dated October 21, 2003 expresses an unqualified opinion and contains explanatory paragraphs relating to (i) our change in method of accounting for goodwill and other intangible assets in fiscal year 2003, and (ii) substantial doubt about our ability to continue as a going concern.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to such registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us. Our common stock is quoted on the Nasdaq Stock Market’s National Market System under the symbol “ENER.” General information about our company, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.ovonic.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or other securities filings and is not a part of these filings.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede some of this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the securities covered by this prospectus. The documents we incorporate by reference are:

• our Current Report on Form 8-K filed with the SEC on August 31, 2005;

• our Quarterly Report on Form 10-Q for the quarter ended December 31, 2005 filed with the SEC on February 9, 2006;

• our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 as amended by Form 10-Q/A filed with the SEC on January 4, 2006;

• our Annual Report on Form 10-K for the year ended June 30, 2005 as amended by Form 10-K/A filed with the SEC on January 4, 2006; and

•     the description of our common stock included in our Registration Statement on Form 8-A, as filed with the SEC on November 27, 1968, including any amendments or reports filed for the purpose of updating such description.

Information in Current Reports on Form 8-K furnished to the SEC, including under Item 9 or 12 of Form 8-K (prior to August 23, 2004) or Item 2.02 or 7.01 of Form 8-K (on or subsequent to August 23, 2004) prior to, on or subsequent to the date hereof is not being and will not be incorporated herein by reference.

You may request a copy of these filings (other than an exhibit to the filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

Energy Conversion Devices, Inc.

2956 Waterview Drive

Rochester Hills, Michigan 48309

Attention: Corporate Secretary

(248) 293-0440